Brewery Creek Gold Project
Yukon Territory
Canada

Technical Report

By

Ronald G. Simpson, P.Geo.
GeoSim Services Inc.

For

Alexco Resource Corp.
Vancouver, B.C.

November 4, 2005

BREWERY CREEK GOLD PROJECT

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LIST OF FIGURES

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BREWERY CREEK GOLD PROJECT

LIST OF TABLES

LIST OF APPENDICES

Appendix I	Claim and Mineral Lease Status insert update

Appendix II	Brewery Creek Rock Code

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1       SUMMARY

1.1      Property, Location & Ownership

The Brewery Creek property, a past producing heap leach gold mining operation currently in final reclamation and closure , is located 55 kilometres due east of Dawson City, Yukon. The claim ownership was transferred in April 2005 from Viceroy Mining Corporation to Alexco Resource Corp. and comprises 801 contiguous quartz claims covering 12,772 hectares.

1.2       Geology and Mineralization

On the Brewery Creek Property, Tombstone Suite, Cretaceous monzonite and quartz monzonite intrudes lower Paleozoic Earn Group and Road River Group stratigraphy as a series of semi-conformable sills. Cretaceous biotite monzonite and syenite stock-like bodies occur locally in the south-central part of the property.

Fracture controlled gold mineralization is hosted within porphyritic monzonite and quartz monzonite, biotite monzonite and interbedded fine-grained, siliclastic sediments. Local replacement mineralization is also hosted within calcareous siltstones. Major ore controlling structures in intrusives are related to a post Tombstone age (91 Ma), NNW compressional event that produced ESE and NE striking conjugate shears and ENE listric normal faulting localized along graphitic argillite/intrusive sill contacts. Moderate south dipping to overturned, north dipping short limbs of south vergent folds are the main controls to mineralization in the sediments.

1.3       Exploration Concept and Status

More than 175,000 metres of drilling and trenching were completed between 1989 and 1999, focussing primarily on defining near surface oxide resources. Mined out oxide reserves totalled 9.7 million tonnes grading 1.44 g/t Au were distributed in 7 near surface deposits along a 7 km, ENE trend. This area is referred to as the “Reserve Trend” which is central to a WNW trending gold in soil anomaly that extends more than 15 km along strike.

Remaining indicated resources are estimated at 3.98 million tonnes grading 1.135 g/t Au. An estimated 2.2 million tonnes averaging 2.01 g/t Au in the North Slope zone are classified as inferred. Exploration drilling for higher grade sulphide resources is nominal and restricted largely to the down dip extensions of SE dipping, listric normal faults. The limited drilling of these targets to date has yielded scattered but significant gold mineralization.

In 2004 work included 28 line kilometres of Induced Polarization geophysical surveys and 769 metres of diamond drilling in five holes. This was completed by SpectrumGold Inc. in a first phase partial test of deeper sulphide-associated gold targets. Exploration focused in a two kilometre square area in and adjacent to the Pacific and Blue production pits. The program was terminated prematurely due to health and safety concerns related to proximal forest fires and local, heavy smoke.

1.4       Conclusions and Recommendations

In light of new structural and geochemical models and exploration concepts, the current depth of drilling is inadequate to properly assess the sulphide potential at Brewery Creek. Subsequently, a two-phase exploration program for $2,500,000 is proposed. Preparatory geological work should focus on detailed structural and alteration mapping in order to define additional prospective targets. This should be followed by a 2700 metre drill program to assess the potential for higher grade mineralization in the Pacific, Blue and Classic Zones. A more extensive second phase drill program would include 4500 metres of diamond drilling and 2500 metres of reverse circulation drilling.

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2       INTRODUCTION AND TERMS OF REFERENCE

The Brewery Creek Mine, located 55 kilometres east of Dawson City, Yukon, was a heap leach mining operation and is currently in final reclamation and closure. Reclamation and closure costs have been fully funded by letters of credit totalling $8,060,000. The property is 100% owned by Alexco Resource Corp. Historic exploration work focussed almost exclusively on near surface oxide mineralization, amenable to heap leaching, with nominal focus on assessing higher grade sulphide potential at depth.

Results of Induced Polarization geophysical surveys and diamond drilling in 2004 have outlined areas for continued exploration work. In addition, there are several shallow zones of gold mineralization with drill-indicated resources that have yet to be mined. Also available on the property is approximately 2 million tonnes of ore heap leach capacity. In an environment of improving gold prices these low grade resources could become economically viable.

Preliminary mapping, sampling, limited drilling and metallurgical test work of a bedded barite deposit on the property indicates a potential for a significant resource that meets petroleum industry standards for drilling additives.

The information used or relied on in the report has been generated from previous and current ownership of the property including employees and their consultants for Noranda Exploration Company Ltd., (Norex), Hemlo Gold Mines Inc. (Hemlo), Loki Gold Corporation (Loki), NovaGold Canada Inc. (NovaGold) and Viceroy.

As author of this report and as a qualified person, I Ronald G. Simpson, P.Geo. have visited the Brewery Creek Mine during its period of operation in 1997. Although this cannot be considered as a ‘current’ inspection, the reclamation of the pits and drill sites since the mine closure in 2002 has precluded examination of any significant outcrops and drill pads. The only benefit of a current site visit would be to examine core from the 2004 drill program which was cut short by forest fires in the vicinity. As no significant mineralization was intersected in the 5 completed holes, an additional site visit was considered unwarranted at this time.

I have had no direct responsibility or involvement during the data collection process. I have however, examined drill sites, drill core and rock exposures in open pits and trenches. Based upon my experience, qualifications and data review, I am of the opinion that the programs and the data have been conducted and gathered in a professional and ethical manner and conform to or exceed standards acceptable within the industry.

3       PROPERTY DESCRIPTION AND LOCATION

The Brewery Creek property and mine site are located 55 kilometres due east of Dawson City, Yukon on NTS map sheet 116B-1 at latitude 64°02' N and longitude 138°15' W (See figure 6.1) . The property covers an area of approximately 9 x 17 kilometres or 12,772 hectares, consisting of 801 mineral quartz claims and fractions held under the provisions of the Yukon Quartz Mining Act. Ninety-three (93) claims are legally surveyed and have been converted to “Quartz Mining Leases”, covering mine facilities, pits, waste dumps and adjacent drill indicated deposits including the Bohemian, West Big Rock, East Big Rock and South Fosters zones. Seventy-six (76) of the mining leases expire on May 21, 2016, seven (7) expire on May 24, 2018 and ten (10) expire on August 24, 2019. Refer to Appendix I for expiry status for quartz claims and mining leases. Claim and lease locations with respect to mine infrastructure are shown on Figure 6.2

To maintain quartz claims in good standing requires $100 of exploration work or cash in lieu per claim year. A maximum of $400 (4 claim years) can be applied to a claim for excess work performed during any year. Excess assessment work on any given claim can also be applied to other contiguous claims not exceeding 16 in number.

A large forest fire swept through a large part of the property in 2004. It is expected that some claim posts and survey monuments may have been destroyed. The restoration of posts and re-issue of claim tags is required under provisions of the Yukon Quartz Mining Act. This work has been initiated in 2005.

Mining leases are valid for 21 years and require a rental fee of approximately $1 per acre.

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Brewery Creek Mine is authorized under a Type A Water License (Water License) to obtain and use up to 2,724 cubic meters of water per day from Laura Creek (a tributary of the South Klondike River), and to deposit waste, as defined in Viceroy Minerals Corporation’s water license application, into the catchment basins of Laura, Lucky and Pacific Creeks. The expiry date of the Water License, which is subject to the restrictions and conditions contained in the Yukon Waters Act and the Regulations made thereunder, is December 31, 2021. Brewery Creek Mine has a production license for the production of minerals pursuant to the Yukon Quartz Mining Act. The expiry date of the production license is December 31, 2021. VMC has negotiated the terms of a Socio-Economic Accord with Tr’on dek Hwech’in First Nation which confers on that group certain rights with respect to the Brewery Creek mine.

Brewery Creek Mine is subject to a US$10 to US$40 per ounce sliding scale royalty on the next 21,516 ounces of gold in favour of Newmont Mining Corporation and a 5% net profits royalty in favour of Energold Minerals Inc.

During 2002 - 2004, Viceroy undertook and completed approximately 90% of the mine area reclamation related to re-contouring and re-vegetation of pits and dumps. An amendment to the water licence was approved by government regulatory agencies, allowing land application of heap effluent of no more than 200,000 cubic metres per year. A final closure and decommissioning plan was prepared and submitted as required, to the regulatory agencies, and the primary elements of the plan adopted as water license amendments granted in April 2005.

Exploration work outboard from mine areas is also authorized under a 5 year operating plan pursuant to mining land use regulations under the Yukon Quartz Mining Act. The area of this work permit is presently limited to about 4 square kilometres in the area south of, and inclusive of the Blue and Pacific pits. Reclamation of roads and drill pads within the permit area needs to be completed prior to the expiration of the operating plan on April 18, 2009. The cost to complete this reclamation is estimated at less than $5,000. An application to expand the areas of operation is being prepared.

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145°W
140°W
135°W
130°W
125°W
65°N
60°N
YUKON
Dawson City
Keno Hill
Mayo
Carmacks
Faro
Ross River
Cantung
Haines Junction
Whitehorse
Carcross
Teslin
Watson Lake
NORTH
Yukon
River
R-18
TRONDEK GWICH'IN SETTLEMENT LANDS
Dempster Highway
North Fork
Klondike
River
BREWERY CREEK PROPERTY
DAWSON CITY
DAWSON AIRPORT
R-7B
R-7A
Mine Area
DEMPSTER CORNER
R-22B
Klondike
River
South
R-2A
Klondike Hwy
R-2B
to Whitehorse
500 km
KLONDIKE PLACER GOLD FIELDS
0
10
20
Kilometres

Figure 3-1 Location Map

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Mineral Claims
Mining Leases Expiry Date
May 31,2016
March 24,2018
August 24,2019
Road
Pit
Production License Boundary
-1 0 1 2
Kilometres
KLONDIKE RIVER

Figure 3-2 Land Status

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4       ACCESSIBILITY, CLIMATE, LOCAL RESOURCES INFRASTRUCTURE AND PHYSIOGRAPHY

Road access from Dawson City is 40 kilometres east on the paved Klondike Highway; 7 kilometres north on the all-weather gravel Dempster Highway; then eastward for 20 kilometres on the upgraded North Fork Road to the southwestern edge of the property, and finally another 6 kilometres to the mine site on a company road (see Figure 3.1)

The North Fork Road was built in 1928 to service a water diversion project which supplied hydroelectric power to the dredges in the placer gold fields. This 20 kilometre stretch of road was upgraded to Yukon Territorial Government standards during the summer of 1996. There are two river crossings. The first, across the North Klondike River and the second, across Lee Creek have bridges with weight limits of > 50,000 kg.

The company road was built by Noranda Exploration Company Limited (Norex) in 1989 and since then has been steadily upgraded. In 1994 the road was realigned and constructed to meet required standards for a drive- to-mine facility from Dawson City. Travel time from Dawson, to the mine site is approximately 50 minutes. Dawson City, the principal settlement in the region, has a population of almost 2,000. From Dawson City there is regular air service and a paved highway to Whitehorse and points south.

The property is located in the foothills of the Olgilvie Mountains, with elevations ranging between 540 and 1225 metres above sea level. Despite low elevations, relief on the property is moderately steep, characterised by V-shaped valleys cutting a gently rolling upland rising from the Tintina Valley. The area escaped the latest glacial advances resulting in oxidation of surface rocks down to a depth of 50 metres. Natural bedrock exposure is less than 1%, and is restricted to outcrops of chert forming the steeper ridge tops on the property.

Vegetation on the property consists of four main types. The higher elevations (above 1050 metres) consist of rounded hills covered with sub-alpine shrubs, grasses and widely spaced coniferous trees. Steep north facing slopes and narrow valley floors are covered with thick blankets of moss with thickets of slope alder and stunted spruce. Steep south facing slopes have two distinct styles of vegetation; coniferous trees with abundant undergrowth and areas of deciduous aspen, poplar and birch with little or no undergrowth.

All north facing slopes and valley bottoms are influenced by permafrost. Areas of gentle topography, especially NW facing slopes, and gullies contain loess (fine wind blown silt) up to 17 metres thick.

The climate is semi arid typical of northern interior regions, with most precipitation occurring in the summer. Temperatures are variable and extreme, with warm summers averaging 15-20° C and maximum temperatures reaching greater than 30° C. Winters are prolonged (November through March), sometimes severe, reaching extreme minimum temperatures between -40 and -50° C. Average annual precipitation is 325 millimetres. The annual frost free period at Brewery creek is 111 days.

Infrastructure at the mine site has been scaled back with reclamation activities and consists of a permanent heap leach pad, process and overflow ponds, an exploration office complex with core and RC chip tray storage and a warehouse/office structure (see Figure 5.1) . A 12-person camp utilizing seven remodelled ‘valve houses’ and a new stick-frame cook/dining building was assembled for the 2004 exploration program.

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22000 mN
20000 mN
18000 mN
16000 mE
18000 mE
20000 mE
22000 mE
WEST BIG ROCK
EAST BIG ROCK
MINE SHOP
MOOSEHEAD
NORTH SLOPE
HEAP LEACH PAD
PACIFIC
BLUE
CANADIAN
FOSTERS
KOKANEE
LUCKY
GOLDEN
BOHEMIAN
SCHOONER
PROCESS PONDS
CREEK
LAURA
MAIN HAUL ROAD
LAURA CREEK PUMP STATION
CLASSIC
SLEEMANS
Haul Roads
Mined area
Production License Boundary
0
500
1000
Meters

Figure 4-1 Brewery Creek Site Plan and Mine Infrastructure

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5       HISTORY

The initial claims were staked by Norex in 1987 to cover a reconnaissance geochemical anomaly. Further claims were staked in subsequent years to cover possible extensions of gold mineralization. In June 1990 Loki entered into an option agreement with Norex and earned a 49% interest in the property by August 1991 by spending $4 million in exploration. In June, 1993, the remaining 51% interest was purchased, giving Loki sole ownership of the property. In 1994, the core claims covering the deposit areas, mine facilities and heap leach pad area were surveyed and taken to lease. In May 1996 Loki amalgamated with Baja Gold, Inc to form a new company under the name VLB Resource Corporation and became a wholly-owned subsidiary of Viceroy Resource Corporation. VLB Resource Corporation changed its name to Viceroy Minerals Corporation.

Mineable oxide reserves were defined in eight near surface deposits along a strike length of 7 km. From west to east the deposits were named Pacific, Blue, Moosehead, Canadian, Fosters, Kokanee, Golden and Lucky Zones. Construction of the mine started in 1995 and was completed in 1996.

A total of 279,541 ounces of gold have been produced at Brewery Creek from 1996 through 2002. The first gold pour at Brewery Creek Mine was completed on November 15, 1996 with 10,175 ounces being produced prior to commencement of full commercial production in May of 1997. During 1997, a total of 72,387 ounces of gold were produced at a cash cost of US$ 184 per ounce. In 1998 production totalled 79,396 ounces at a cash cost of US $177 per ounce. Production in 1999 fell to 48,164 ounces while operating costs rose to a cash cost of US$288 per ounce. Viceroy suspended seasonal mining operations earlier than planned and hired an independent consulting company to study recovery processes in an effort to improve recoveries. The company also conducted extensive exploration on the mine site to identify additional reserves. In 2000, Viceroy concentrated on selectively mining those ore bodies which were most oxidized and contained the highest grade. Production in 2000 fell to 48,048 ounces of gold at a cash operating cost of US$243 per ounce. Mining ceased at Brewery Creek in 2001, but heap leaching continued with production of 18,542 ounces of gold at a cash operating cost of US$222 per ounce.

During 2002, Viceroy undertook and completed approximately 50% of the mine area reclamation related to re-contouring and re-vegetation of pits and dumps. A heap detoxification program was also initiated bringing cyanide and metal levels of heap effluent to water licence discharge levels, excluding selenium, by September, 2002. An amendment to the water licence was approved by government regulatory agencies, allowing land application of heap effluent of no more than 200,000 cubic metres per year. Re-circulation of effluent to the heap ceased in October, 2002 excluding 450 litres/min that was applied to the heap over the winter (2002/2003) for snow making purposes. A final closure and decommissioning plan was prepared and submitted as required, to the regulatory agencies, and the primary elements of the plan adopted as water license amendments granted in April 2005.

In an environment of improving gold prices, remaining resources at Brewery Creek and surrounding areas to the mine site could be evaluated with the objective of re-initiating production if price, permits and conditions warrant. Because primary process facilities have been removed, new gold production would require installation of a small ADR/Recovery plant with the intent of shipping out loaded carbon for processing at a third party facility. Approximately two million tonnes of ore capacity remain unused on the heap leach pad at Brewery Creek.

Five near surface, drill indicated and inferred deposits remain outside of the mined areas. These deposits include the South Fosters Zone (immediately adjacent to the Canadian Pit), Bohemian Zone (500 metres east of the Lucky Pit), West and East Big Rock Zones (0.5 to 2 kilometres west of the Pacific Pit), and the North Slope Zone (1 kilometre NW of the Kokanee Zone). The South Fosters, Bohemian and Big Rock Zones are drilled off at approximately 25 metre centres and contain indicated resources of 3.98 million tonnes grading 1.135 g/t Au. The North Slope Zone is drilled on 50-120 metre centres containing inferred resources of 2.2 million tonnes at 2.01 gpt Au. The Schooner and Sleemans Zones, 0.5 to 3 kilometres east of the Bohemian Zone, and the Classic Zone, 2.5 kilometres SE of the heap leach pad, have received drilling; however, due to lack of drill density or low grades (< 0.5 gpt Au), no mineral resources have been attributed to them.

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Recent structural mapping in 2002 by R. Diment and in 2003 by R. Diment and P. Lindberg has developed a more regionally consistent and comprehensive structural model that offers potential to define a higher grade, multi-million ounce, sulphide feeder source to the near surface oxide mineralization. This concept was partially tested by diamond drilling in 2004 at the Blue Pit. No significant new gold mineralization was encountered.

Preliminary exploration work and metallurgical testing was also carried out by R. Diment on assessing the potential resource of bedded barite on the property and whether it meets approved petroleum industry standards for drilling additives.

5.1       EXPLORATION

Exploration surveys conducted at Brewery Creek between 1988 and 1999 included geological mapping, extensive grid soil sampling, ground and airborne geophysical studies and extensive, mechanized surface trenching. Due to the lack of recent glaciation and nominal overburden cover, soil sampling followed by systematic trenching proved to be the most useful tools in defining the geological and structural controls to gold mineralization.

Exploration work in 2004 by SpectrumGold Inc. included camp building, line cutting, road construction, Induced Polarization geophysical surveys and diamond drilling. The program was terminated prematurely due to safety issues related to an on site forest fire.

5.1.1 Geologic Mapping

Due to less than 1% outcrop on the property geological mapping was restricted primarily to trench and road cut exposures. Soil pit mapping was also utilized outboard from main exploration zones to develop a coherent and regionally consistent geology map (see Figure 6-2).

Detailed structural mapping was carried out by Rick Diment and Paul Lindberg in 2002 and 2003. The purpose of the study was “to develop a temporal ore genesis model for the Brewery Creek Deposit to help focus future exploration drilling in assessing the potential for higher grade sulphide resources”. Several conclusions were reached and they are itemized below.

The northern half of the entire Reserve ore trend appears to have been shifted left-laterally relative to the southern half.

Mineralization is intimately associated with these left-lateral wrench faults that strike both NW and NE.

This phase of faulting was concurrent with the time of mineralization but later post-ore faulting often took advantage of these early breaks, primarily along NE strikes.

The sequence of the proposed ore genesis model is

Pre-ore sedimentary folding

Intrusion of quartz monzonite sills

Development of a post-quartz monzonite thrust fault

Intrusion of over-saturated porphyry sills

Wrench faulting and ore development

5.1.2 Soil Sampling Surveys

Soil geochemistry has been an important exploration tool. Gold-in-soil anomalies strongly define all the ore zones and exploration targets discovered. To date, greater than 24 000 soil samples have been collected. Plate 4.2b shows all the soil sample locations.

The hydrothermal system at Brewery Creek is anomalous in gold, arsenic, antimony and mercury. Enriched zinc and lead values are characteristic of Earn Group sediments. Silver is weakly anomalous and erratic; it is associated with zinc in the sediments and gold in the epithermal system.

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Between 1988 and 1992, more than 8 000 soil samples were collected at 50 metre intervals on 100 metre and 200 metre spaced lines over the mineralized zones. Lines were spaced at 400 metres over the remainder of the property. The samples were analyzed for gold, silver, antimony, arsenic and mercury; two-thirds of these samples were submitted for ICP analysis.

Between 1994 and 1996, more than 10 500 soil samples were collected across previously sampled portions of the exploration grid. Anomalies were extended south of the Classic zone and west of the Big Rock zones. Soil samples were collected at 25 meters intervals in areas of moderate topographic relief or at 12.5 meter intervals in subdued relief on 100 meter spaced lines. Bedrock and surficial geology were mapped at each sample site.

In 1997, approximately 6 000 soil samples, at 25 metre intervals on 100 metre spaced lines were collected to better define anomalous trends in the South Canadian zone.

5.1.2.1       Gold

Gold-in-soil geochemistry defines two major trends (see figure 9.1) .

A long and broad (12-15 km by 2 km) SSE-trending anomaly delineates the West Grid, West Big Rock, East Big Rock, Pacific, Blue, Moosehead, North Slope, Canadian, Fosters, Kokanee, Golden, Lucky, Bohemian, Schooner and Sleemans zones. This anomaly mimics the occurrence of the monzonite sills and associated listric normal faulting. It is abruptly truncated to the east by Golden Creek, which may represent a post-mineral fault. A narrow (3.5 km by >25 km) parallel gold trend, 500 meters to the south, delineates a minor thrust trace that hosts a very narrow mineralized monzonite sill.

A NNW- trending anomaly parallels a strong photo-geologic lineament that extends from the East Big Rock zone through the Classic zone. The gold values are strongest in the Classic Zone where a sub-vertical normal fault crosscuts syenite and biotite monzonite stocks.

5.1.2.2       Arsenic

There is a strong positive correlation between arsenic and gold with an approximate relationship of 1 ppm Arsenic is equal to 1 ppb Au. Arsenic-in-soil geochemistry is more dispersed, but reinforces, and in some places such as the Classic zone, better defines the mineralized structural trends.

5.1.2.3       Antimony

Antimony is the least mobile element and appears restricted to the main gold trend, occurring in all the mineralized zones except for the Classic and Moosehead. Stibnite occurs as discontinuous veins that crosscut mineralized quartz veinlets. This sporadic association with gold implies that antimony may represent a later hydrothermal event that occupied some of the same structures as gold. Elevated antimony may accompany gold, but does not always, and can occur independently of gold.

5.1.2.4       Mercury

Mercury, the most widely dispersed element, forms a regional anomaly that still reinforces the main gold-arsenic signature. Mercury values in individual pit areas are not necessarily elevated above the regional anomaly. Mercury is absent from the Classic Zone. The absence of mercury and antimony along the Classic Zone gold-arsenic structural trend suggests lower level mineralization than that associated with the east-west listric normal and strike-slip fault controls in the main trend. Some of the highest mercury values (>20 ppm) form a curvilinear trend north of the Kokanee and Golden, coincident with the warped, overturned syncline.

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WEST BIG ROCK
EAST BIG ROCK
MOOSEHEAD
PACIFIC
NORTH SLOPE
FOSTERS
KOKANEE
BLUE
CANADIAN
GOLDEN
LUCKY
BOHEMIAN
SCHOONER
SLEEMANS
CLASSIC
KLONDIKE RIVER
LEGEND
> 500 ppb Au
400
300
200
150
100
60
< 20
0
1000
2000
Meters

Figure 5-1 Geochemistry - Gold in Soils

BREWERY CREEK GOLD PROJECT

Hydrothermal barite veins are also common, indicating that the area represents the upper level of a hydrothermal system and that optimal gold deposition may occur at a considerably lower level.

5.1.3 Geophysics

Geophysical surveys consisted of ground magnetometer and IP surveys conducted between 1989 and 1992 by Noranda Exploration Company Ltd. In 1998 an airborne magnetometer and radiometric survey was also conducted covering the entire property and adjacent R-7A and R-2A Trondek Gwich’in settlement land.

Although the airborne and ground magnetometer surveys were useful in delineating Tombstone Suite intrusive centres and their adjacent hornfelsed areoles, mineralized zones typically lie outboard or flanked these magnetic anomalies. The oxidized, auriferous sills that make up most of the Reserve Trend deposits exhibited a relatively flat magnetic response.

Results of the 2004, twenty-eight kilometre IP geophysical survey clearly defined two chargeability domains (west-high and east-low) that are separated by a major northwest trending fault. The trace of this structure passes from the Classic Zone to just west of the Pacific production pit. Sulphide-bearing intrusive bodies and/or hornfelsed, pyrrhotite-bearing strata may possibly explain the high chargeability features whereas the low chargeability terrain to the east may reflect widespread sulphide destruction linked to the main mineralizing event over the mine trend. A strong magnetic-high is coincident with the high chargeability anomaly. Two proposed holes (BC04-D and BC04-H) were to test this feature were not completed due to the forest fire situation.

5.1.4 Trenching

Due to the lack of outcrop and weathered, unglaciated terrain, mechanized systematic trenching of soil anomalies proved to be a very useful tool in defining geological and structural controls to gold mineralization and defining drill targets. A total of 318 trenches with at cumulative length of 42,298.8 metres were excavated on the property between 1989 and 1999.

Although significant trench results were used to guide up dip projections of ore grade drill hole intersections trench assay composites were excluded from all resource modelling due to possible sampling bias compared to drill hole samples.

5.2       DRILLING

5.2.1 Reverse Circulation and Rotary Drilling

A total of 2310 reverse circulation holes have been drilled since 1989 amounting to 126,112.2 metres (Table 10-1 and Figure 10-1). All drilling was conducted dry. Average and maximum depth of drilling was 24 and 45 m respectively.

An additional 110 rotary drill holes were completed using the mine blast hole drill in 1999 and 2000.

5.2.2 Core Drilling

A total of 127 core holes (9,664.5 metres) have been drilled since 1989 (Table 10-1). HQ core drilling was initially used in 1989; however due to poor recovery and production problems in the weathered, incompetent bedrock to depths of up to 50 metres, RC drilling became the chief type of definition drilling from 1990 onward. Limited core drilling post 1989 was restricted to geotechnical drilling for pit wall stability, deeper sulphide drilling, and twinning significant RC hole intercepts for grade and thickness comparisons.

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WEST BIG ROCK
EAST BIG ROCK
MOOSEHEAD
NORTH SLOPE
HEAP LEACH PAD
PACIFIC
BLUE
BC04-119
BC04-118
BC04-122
BC04-120/121
CANADIAN
FOSTERS
KOKANEE
LUCKY
GOLDEN
BOHEMIAN
LOWER FOSTERS
SCHOONER
CLASSIC
SLEEMANS
16000 mE
18000 mE
20000 mE
22000 mE
24000 mE
22000 mN
20000 mN
18000 mN
Surface Trench
Diamond Drill Hole
Rotary Drill Hole
RC Drill Hole
2004 Drill Hole
Road
Mined areas
Production License Boundary
0
50
100
150
Meters

Figure 5-2 Trench and Drill Hole Locations

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5.2.2.1       2004 Drilling

Core drilling was resumed in 2004 by SpectrumGold Inc. to provide adequate information for structural interpretation during this renewed phase of exploration. Unfortunately, the proposed program could not be completed due to forest fires in the vicinity.

Diamond drilling in 2004 tested targets at Blue, Blue East and South Pacific. At Blue, holes BC04-118 and BC04-119 were collared on the pit high wall and targeted steep north dipping, high grade gold bearing structures at depth. Significant historic drill hole values in the Blue Pit area include 16.0 metres of 9.0 g/t Au (RC94-873) and 12.0 metres of 14.0 g/t Au (RC94-856). Both holes intersected long intercepts of altered quartz monzonite. No significant gold mineralization (all values <0.5 g/t Au) was intersected in either of these two test holes.

At Blue East, two holes (one abandoned) tested the north flank of an IP chargeability anomaly with coincident highly anomalous gold soil geochemistry (up to 564 ppb Au) located south and east of the Blue Pit. Both holes BC04-120 and 121 intersected intervals of arsenopyrite-bearing quartz monzonite, however all gold assays returned values <0.7 g/t Au.

At South Pacific, DDH BC04-122 targeted a favourable structural setting; highly anomalous multi-element soil geochemistry (up to 360 ppb gold) and a major break in geophysical regimes including IP (chargeability and resistivity) and magnetics. The hole intersected extensive fault gouge and a mix of sediments and intrusive rocks. The best assay results (0.66 g/t Au and 80.6 g/t Ag) came from a 40 centimetre wide semi-massive stibnite vein.

Despite the lack of significant gold intercepts, results from the 2004 drilling are regarded as positive for the following reasons:

Lithology and alteration were favourable

Anomalous arsenic, antimony and mercury values were encountered in all holes.

Spectral analysis of clay minerals in drill core indicates favourable environments for gold deposition.

6       GEOLOGIC SETTING

6.1       Regional Geology

The Brewery Creek property is located within the foothills of the Ogilvie Mountains along the northeastern boundary of the Tintina Trench (Figure 6.1) . The Tintina Trench forms a 15 kilometre wide erosional valley that delineates the Mesozoic to Tertiary Tintina Fault, which is now obscured by extensive unconsolidated deposits that fill the Klondike River Valley.

At the latitude of the Brewery Creek project, the fault juxtaposes Selwyn Basin stratigraphy on the northeast and the accreted terranes of the Canadian Cordillera on the southwest. Selwyn Basin stratigraphy is composed of Late Proterozoic and Paleozoic marginal basinal deposits of Ancient North America. The Cordillera rocks are dominantly composed of Klondike Schist and other allied rocks of the Yukon-Tanana Terrane.

Selwyn Basin rocks northeast of the Tintina Trench have been polydeformed and imbricated by the Jura-Cretaceous Dawson, Tombstone and Robert Service Thrusts (Murphy, Heon 1994). The Robert Service Thrust, extending from the Dempster Highway east-southeast through the Mayo map area, carries the bulk of Selwyn Basin rocks, including those of the Brewery Creek property, in its hanging wall. The hanging wall stratigraphy includes thick sequences of Lower Proterozoic Hyland Group, Cambrian-Ordovician Road River Group and Devonian-Mississippian Earn Group sediments.

The Hyland, Road River and Earn Group rocks are cut by Cretaceous intrusives (Tombstone Suite) that form a northwest-trending belt of widely spaced intermediate to siliceous stocks and plutons that closely parallels the lateral extension of the Tintina Trench. This plutonic suite extends for over 350 kilometres to the southeast from Dawson City to the Yukon – Northwest Territories border. Precious metal occurrences are commonly

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associated with these intrusives, either proximal to or within them. Subsequently, considerable exploration efforts have been directed at these rocks during the last 20 years.

6.2       Local and Property Geology

Supracrustal rocks within the property boundary are composed of Rabbitkettle Formation (Cambrian-Ordovician) calcareous phyllite overlain by Road River Group (Ordovician-Silurian) volcanics and off-shelf sediments and Earn Group (Lower Devonian) siliclastics. Throughout most of the property, Cretaceous monzonite and quartz monzonite intrudes Earn Group and Road River Group stratigraphy as a series of semi-conformable sills along a 15 km strike length. Cretaceous (91 Ma), Tombstone Suite biotite monzonite and syenite stock-like bodies occur locally in the south-central part of the property. Sill emplacement is primarily controlled by a tectonized, graphitic argillite at the contact between the Earn and Road River Groups. This contact is also the locus of NNE-directed thrust faulting that has placed thin sequences (<150 metres) of Silurian siltstone against Devonian siliclastics. The age of thrusting is probably related to the earliest Cretaceous movement on the Tombstone Thrust.

The deformation history is complex consisting of four distinct folding events, three of which are recognized regionally in similar rocks to the ESE. Brittle faults, related to the fourth and youngest deformation event, control the bulk of known gold mineralization within the Cretaceous sills and lesser Earn and Road River Group sediments.

A property geology plan and legend are shown in Figures 6-2 and 6-3. A detailed list of formations is shown in Table 9.2 on the following three pages is a detailed list of formations.

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GEOLOGY LEGEND
QUATERNARY
12 Unconsolidated glacial and alluvial deposits
TERTIARY
Dark grey and brown andesite and basalt
CRETACEOUS
10 Porphyritic hornblende/biotite syenite, diorite and quartz monzonite
9 Diorite and gabbro
8 Keno Hill Quartzite : massive grey and blue grey
JURASSIC
7 Lower schist, dark grey argillite, slate, phyllite and quartzite
6 Granite, granodiorite, quartz monzonite
DEVONIAN—MISSISSIPPIAN (EARN GROUP)
EG EARN GROUP : LOWER MEMBER ; Argillite, shale and minor chert interbedded with bedded barite and andesite flows and tuffs; interbedded turbidite facies — shale, sandstone, greywacke and chert pebble conglomerate.
ORDOVICIAN TO SILURIAN
5 Road River Formation : Interbedded black chert, argillite and chert pebble conglomerate
4 Grey limestone and dolomite
CAMBRIAN
3 Grey to brown limestone
PRECAMBRIAN
2 Dark brown to green volcanic rocks
1 Buff brown gritty quartzite, sandstone quartz pebble conglomerate. Minor phyllites, slates, chert and limestone
METAMORPHIC ROCKS SOUTHWEST OF TINTINA TRENCH
C Reddish brown weathering, dark green serpentinized ultrabasic rocks
B Klondike Schist : green quartz muscovite — chlorite schist
A Nasina Series : grey micaceous quartzite, quartz—mica schist and biotite gneiss
SYMBOL LEGEND
GEOLOGICAL BOUNDARY
PROPERTY BOUNDARY
0
20
SCALE (Km)
TINTINA TRENCH
TINTINA TRENCH
DAWSON CITY
YUKON
RIVER
KLONDIKE
RIVER
KLONDIKE
KLONDIKE RIVER
DEMPSTER
NORTH FORK
SOUTH
KLONDIKE
KLONDIKE
HIGHWAY
HIGHWAY
ROBERT SERVICE THRUST

Figure 6-1 Regional Geology

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COm
OSd
sCOm
Kqm
DPa
DPs
DPts
Ss
Kbm
Ksy
WEST BIG ROCK
EAST BIG ROCK
MOOSEHEAD
NORTH SLOPE
CANADIAN
FOSTERS
KOKANEE
LUCKY
GOLDEN
BOHEMIAN
SCHOONER
SLEEMANS
PACIFIC
BLUE
HEAP LEACH PAD
LOWER FOSTERS
CLASSIC
22000mN
20000mN
0
50
100
150
Meters

Figure 6-2 Property Geology

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LEGEND
QUATERNARY
Qt
UNCONSOLIDATED RIVER DEPOSITS (Gravel benches)
TOMBSTONE PLUTONIC SUITE (MID-CRETACEOUS)
QUARTZ MONZONITE (91.4 Ma) Contains quartz eyes, megacrystic K feldspars, hornblende + biotite.
BIOTITE MONZONITE Equigranular, contains about 30% biotite. Strongly foliated at base.
SYENITE Trachytic texture due to strong alignment of feldspars. Coarse grained, contains hornblende + feldspar only.
EARN GROUP (DEVONIAN - MISSISSIPPIAN)
TUFFACEOUS SANDSTONE Fine grained laminated quartz sandstone with abundant tuffaceous material (sericitic).
TUFFACEOUS SHALE Dark grey to black soft, tuffaceous shale. Small sharp crested asymmetric current ripples on bedding surfaces. Grades up-section into tuffaceous sandstone described above.
TUFFACEOUS CHERT Massive black chert with cm scale tuffaceous beds. Tuffaceous beds are buff to white in containing abundant sericite. Minor interbeds of soft tuffaceous shale, sandstone and greywacke.
DEBRIS FLOW CONGLOMERATE Clast supported chert pebble conglomerate. Pebbles consist of vari-coloured Duo Lake chert, minor argillite, tuff and Hyland Group quartzite in a greywacke matrix.
GREYWACKE Dark grey matrix supported greywacke. 1mm - 0.5cm sub-angular clasts of chert, shale and argillite within a poorly sorted siliceous matrix, grades locally into chert pebble conglomerate.
SANDSTONE Dark grey massive well sorted siliceous sandstone, minor crude bedding surfaces.
SHALE Fissile, dark grey fine grained shale; pin-striped and slightly burrowed silty shale, locally tuffaceous. Commonly interbedded with sandstone and greywacke described above.
BLACK GRAPHITIC ARGILLITE Black siliceous argillite, chert and graphitic shale. Characteristically fractured, brecciated and quartz veined in places. Locally barite.
BARITE Finely laminated light grey barite up to 15m in thickness. Interbedded with limestone and Steel Formation siltstone below.
LIMESTONE Ranges from fossiliferous oolitic limestone breccia to fetid pellet limestone. Locally interbedded with laminated barite.
ROAD RIVER GROUP (ORDOVICIAN - SILURIAN)
STEEL FORMATION
INTERBEDDED CALCAREOUS SILTSTONE AND CHERT Thinly interbedded sequence of tan weathering siltstone and dark grey chert and argillite. Minor limestone, bedded barite and chert breccia.
CALCAREOUS SILTSTONE Tan weathering burrowed siltstone with wispy laminations; calcareous silty shale. Contains distinctive beds of massive tan weathering, hard blue-grey siliceous dolomite.
ALTERED / HORNFELSED CALCAREOUS SILTSTONE The siltstone in both and members commonly exhibit a soft, clay rich, tuffaceous texture which may be the result of weak hornfelsing or decalcification. Forms white, fine grained siliceous hornfels around bio
REWORKED MENZIE CREEK VOLCANIC FLOWS AND TUFFS Volcanic flows and tuffs interpreted as distal turbidite sequence that formed during episodic rifting off an intermediate volcanic arc
DUO LK FORMATION - CHERT Black chert and minor shale; chert is massive or thick bedded; unlike Steel Formation lacks limy or silty layers.
RABBITKETTLE FORMATION (CAMBRIAN & ORDOVICIAN)
CONGLOMERATE Consists of rounded cobbles and angular fragments of feldspar + augite porphyry & tuff, and amygdaloidal andesite in a tuffaceous or calcareous matrix. Appears to have formed at the post-Road River unconformity surface.
MENZIE CREEK VOLCANICS - ANDESITE, AUGITE-FELDSPAR PORPHYRY, TUFF & VOLCANIC BRECCIA Amygdaloidal andesite flows, calcareous greenish tuff and volcanic breccia, fresh augite-plagioclase porphyry.
CALCAREOUS PHYLLITE Light grey calcareous phyllite. Well foliated. Interbedded cm scale calcareous and siliceous layers.

Figure 6-3 Geologic Legend

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6.2.1 Stratigraphy

6.2.1.1       Rabbitkettle Formation

Calcareous phyllite, the oldest rock type on the property is seen in the eastern portion of the Moosehead zone. This thin sequence of light grey thinly bedded and tightly kink-folded phyllite is conformably overlain by a thin but complete sequence of Road River Group volcanics, chert and siltstone and Earn Group shale. This entire package was folded and imbricated along a series of NNW striking reverse faults that placed phyllite in contact with Earn Group shale at its western edge. The phyllite correlates well with the Rabbitkettle Formation, an Upper Cambrian phyllitic/shaley carbonate unit mapped in the Sprague Creek map area 50 kilometres to the southeast (Murphy and Heon, 1993).

6.2.1.2       Road River Group

The stratigraphic section on the property is dominated by Road River Group rocks, consisting of calcareous siltstone that overlays massive black chert and calcareous andesitic tuffs and flows. A shortened but complete section of the Road River Group is well exposed in an east Moosehead zone road cut. The siltstone and chert units correlate with the Silurian Steel Formation and Ordovician Duo Lake Formations respectively as defined by Gordey and Anderson in the Nahanni map area (105-I). The volcanics (Menzie Creek Volcanics) correlate with intermediate flows mapped by Green (1972) in the Larsen and Nash Creek map areas as a facies equivalent of the Road River Formation. However, recent mapping by Gordey and Anderson in the Nahanni mapsheet correlate similar lithic tuffs with the Upper Cambrian Rabbitkettle Formation.

The Steel Formation occurs sporadically throughout the Selwyn Basin and is an important stratigraphic marker that forms the top of the Road River Group. At Brewery Creek, the top part of the formation consists of tan weathering, wispy laminated, burrowed siltstone that contains interbeds of graphitic shale, chert and can be easily mistaken for the overlying graphitic argillite of the Lower Earn Group. Fossils from this upper member of the Steel Formation contain Silurian to Early Devonian conodonts (Norford and Poulton, 1995). Mapping by Gordey and Anderson (Nahanni map area 105-I, 1993) has defined the contact as the highest occurrence of wispy-laminated siltstone; this same parameter is employed on the property. Locally, distinct marker beds of reworked Menzie Creek Volcanics occur interbedded with Silurian Steel Formation and are interpreted as distal high energy debris flows or turbidites that formed during episodic rifting of a volcanic paleo-high during Mid to Late Silurian time.

Throughout much of the central part of the property, Road River Group siltstone overlies Earn Group graphitic argillite, shale and sandstone. Intensely sheared interbeds of argillite are believed to be the locus of thrust faulting which has juxtaposed thin (<150m) sequences of Steel Formation over Lower Earn Group rocks. Throughout the Selwyn Basin the contact between the Road River and Earn Group is marked by a regional unconformity (Murphy, Heon 1994). At Brewery Creek the interbedding of Road River siltstone and Earn Group graphitic argillite and bedded barite may represent continuous deposition from Late Silurian through to Early Devonian.

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Age	Group	Formation	Map Designation	Rock Code	Description
Early Devonian	Earn Group	Portrait Lake Formation Middle Clastic Member	D_{Pcg}	CPC	**CONGLOMERATE** Massive debris flow conglomerate, containing multi-coloured pebbles of Duo Lake Formation chert and occasional clasts of Hyland Group micaceous quartzite in a siliceous matrix. Clasts range up to about 4 cm in size and from rounded to angular. In this area the conglomerate seems to be emplaced within Steel Formation siltstone described below suggesting that the regional unconformity between the Earn and Road River Group was confined to local, confined rift zones (channels) at Brewery Creek.
Early Devonian	Earn Group	Portrait Lake Formation Middle Clastic Member	D_{Pg}	GW	**GREYWACKE** Dark grey matrix supported greywacke. 1.0 mm-0.5 cm sub-angular clasts of chert, shale and argillite within a poorly sorted sandstone. Grades locally into chert pebble conglomerate.
Early Devonian	Earn Group	Portrait Lake Formation Middle Clastic Member	D_{Pss}	SS	**SANDSTONE** Dark grey massive well sorted siliceous sandstone. Minor crude bedding planes. Grades downward into shale described below.
Early Devonian	Earn Group	Portrait Lake Formation Middle Clastic Member	D_{Ps}	SLT,SH	**SHALE, SILTSTONE** Fissile, grey to brown-weathering, non-calcareous fine grained shale; pin-striped and slightly burrowed silty shale. Interbedded with greywacke and sandstone lenses described above.
Early Devonian	Earn Group	Portrait Lake Formation Lower Member	D_{Pa}	ARG	**ARGILLITE** Black baritic shale and graphitic argillite.
Early - Devonian	Earn Group	Portrait Lake Formation Lower Member	D_{Pb}	BAR	**BARITE** Light grey laminated barite and minor interbedded felsic tuff. South of the Classic Zone road, laminated barite is associated with dark grey baritic limestone. Commonly interbedded with graphitic argillite and limestone described below. In the Nahanni Map Area conodont data from barite returned Mid to Late Devonian ages(Anderson, Gordey 1993). However at Brewery Creek baritic argillite overlying Silurian Siltstone suggests that barite deposition may have occurred as early as Late Silurian.
Early Devonian	Earn Group	Portrait Lake Formation Lower Member	D_{Pl}	LST	**LIMESTONE** Fetid black micritic limestone, weathers grey. Extensively veined and recrystallized in places, no recognizable textures. Also, thin bedded brown to grey weathering silty limestone, calcareous siltstone and dark grey chert.
Early Devonian	Earn Group	Portrait Lake Formation Lower Member	D_{Pa}	ARG ARGG	**GRAPHITIC ARGILLITE** Black siliceous argillite, chert and graphitic shale. Characteristically fractured, brecciated and quartz veined in places. In drill core, interbedded with yellow-weathering siltstone at top of Steel Formation. According to Gordey, the base of the Earn Group is defined as the top of the highest wispy-laminated siltstone layer.

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Age	Group	Formation	Map Designation	Rock Code	Description
Silurian	Road River Group	Steel Formation	S_S, S_{SM}	SST	**SILTSTONE** S_S Yellow-weathering burrowed calcareous siltstone with wispy laminations; calcareous silty shale. Contains a distinctive bed of yellow-weathering, hard blue-grey siliceous dolomite. Interbeds of black graphitic argillite, chert and minor bedded barite form a distinctive upper member near the top of the formation. According to Gordey, the upper boundary of the Steel Formation is placed at the top of the last siltstone layer. The presence of barite suggests that the Steel Formation may span a wider time interval (Silurian to Early Devonian) than its type area. Limestone and calc-arenite beds (turbidites) are common near the bottom of the formation. In the valley northeast of the Classic Zone, a limestone bed immediately overlies an andesite-pebble conglomerate at the top of a thick sequence of Menzie Creek volcanics, suggesting a possible unconformity. Age dating of this limestone is needed to confirm this assumption. S_{SM} Thin units of reworked tuffs and high energy debris flows interbedded within Steel Formation suggest episodic rifting of a volcanic paleo high during Silurian Time.
Ordovician-Silurian	Road River Group	Duo Lake Formation	OS_D	CH	**CHERT** Black chert and argillite; chert is massive or thick bedded and lacks banding; no limy or tuffaceous layers. Although it generally underlies the Steel Fm siltstone, identical chert commonly forms beds several meters thick within the Steel Fm.
Cambro-Ordovician	Road River Group or Rabbitkettle Formation	Menzie Creek Volcanics ?	CO_M	MTUFF	**MAFIC TUFFS, FLOWS AND BRECCIA** Dark calcareous amygdaloidal flows, tuffs and volcanic breccia; probably andesitic; highly altered with calcite and zeolite-filled amygdules; thin limestone interbeds. An andesite pebble conglomerate occurs at the top of a thick wedge of this unit northeast of the Classic Zone. Well-rounded andesite clasts up to 8 cm across occur in a dark matrix of highly calcareous fine-grained tuff. This unit is overlain by Steel Formation siltstone in the southern map area suggesting a major unconformity during Ordovician Time.
Cambro-Ordovician	Rabbitkette Formation		CO_M	PHY	**CALCAREOUS PHYLLITE** Light to medium grey calcareous phyllite. Well developed foliation parallel to bedding. Tightly konk-folded. Interbedded cm-scale siliceous and calcareous layers. Unit is restricted to one locality 300 meters grid west of the Moosehead Zone where it is found in thrust contact with Devonian Earn Group shale.

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6.2.1.3       Earn Group

In the central part of the property area, the stratigraphic section is dominated by siliclastic rocks of the Devonian Earn Group. Gordey and Anderson, in Nahanni Map Area 105-I, divide the Earn Group into a lower fine-grained locally clastic and baritic member (Portrait Lake Formation), and an upper coarser clastic member (Prevost Formation).

At Brewery Creek, the Earn Group section appears to be confined to the Lower Portrait Lake Formation consisting of an interbedded sequence of graphitic argillite and minor chert (<250 metres). This Formation extends E-W through the entire central part of the property. Locally, bedded barite (< 20 metres) and thin (<4 metres) black limestone are found interbedded within this unit north of the Kokanee Zone. The age and stratigraphic position of the argillite is based solely on its baritic composition, which closely resembles similar Early to Late Devonian baritic strata mapped in the Nahanni Map Area (Gordey and Anderson, 1993).

The argillite is overlain by locally tuffaceous shale interbedded with minor sandstone, greywacke and chert pebble conglomerate. This coarser clastic assemblage (<100 metres) grades up-section into soft sericitic shale, sandstone and tuffaceous chert beds that caps the higher ridge tops in the western and north central map areas. This soft, sericitic texture may be due to a primary tuffaceous component or the result of weak hornfelsing that was caused by nearby intrusives bodies. In the central map area, chert pebble conglomerate is incised within Steel Formation Siltstone suggesting that rifting and uplift during Devonian time produced local unconformities (channels) through the underlying Road River Group. The general eastward thinning and coarsening of Earn Group sediments along Laura Creek may also define a NW striking Early Devonian rift zone, filled by clastic material derived from the southeast.

6.2.2 Intrusive Rocks

The stratigraphic sequence has been intruded by Cretaceous Tombstone Suite rocks that consist of monzonite and quartz monzonite porphyry, biotite monzonite and syenite. Dating of zircon by the Geological Survey of Canada (G.S.C) yielded an age of 91.4 Ma ± .2 for the quartz monzonite. This is approximately the same age as similar intrusive complexes found to the north at Antimony Mountain and elsewhere within the Tombstone Range.

The monzonite has intruded Upper Road River and Lower Earn Group stratigraphy as semi-conformable sills along a strike length of at least 15 kilometres. Sill emplacement is closely associated with well-developed, gently dipping shear fabrics within graphitic argillite, suggesting that the monzonite has invaded early Cretaceous thrust faults. Hornfelsing is limited in the surrounding sediments supporting the hypothesis of a high-level, low-temperature, dry intrusive event. The monzonite-shale contacts strike ENE ESE (060° to 120°) and dip gently (5° to 30°) to the southwest. The sills vary in thickness, from less than five metres in the W to greater than 100 metres in the E.

In the south-central map area, syenite and biotite monzonite stocks intrude Road River Group and Earn Group sediments. Biotite monzonite sills also occur in the south-central and south-eastern map areas. The syenite and biotite monzonite is relatively coarse-grained and equigranular with well developed hornfelsed aureoles. Despite textural and compositional differences, these intrusives are related in age to the quartz monzonite (Green 1972).

6.2.3 Structural Geology

The stratigraphic section at Brewery Creek is affected by four distinct deformation events extending from Mid Mesozoic to possibly, Early Tertiary time. Three of these events are recognized and well documented regionally within the NW portion of the Selwyn Basin whereas the fourth and youngest event appears unique to the Brewery Creek area, post dating emplacement of Tombstone Suite intrusive sills. Subsequently, the following discussion below initially describes regional folding styles of the Selwyn Basin followed by descriptions of similar styles of folding recognized at Brewery Creek in order to form a comprehensive and regionally consistent structural model.

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The following discussion on the regional deformation of Selwyn Basin stratigraphy is taken from Bulletin 6 (Murphy et al, 1997) describing the geology and deformational history of the McQuesten River Region, 50-150 kilometres ESE of Brewery Creek. Although Brewery Creek lies in a slightly higher and less deformed stratigraphic window than the McQuesten River Region, similarities are recognized with respect to the geometry of three regional scale folding events: 1) S vergent folds 2) NE vergent folds and 3) later warping along ENE trending axes.

Government mapping (Murphy et al) in the Clear Creek area, 60 kilometres to the ESE, show that stratigraphy, similar to Brewery Creek, is deformed into a tight, S vergent, overturned syncline (Lost Horses Syncline) that is defined by a gentle NNE dipping long limb and an overturned, steep ENE dipping short limb. The geometry of this regional structure was determined by comparing mirror image parasitic fold relationships and structural facing criteria within repeated stratigraphic units. The WNW trending axis of this syncline is also intruded by Tombstone Suite intrusions, similar to Brewery Creek, suggesting that major crustal weaknesses (i.e. extensional zones) may be localized along the highly deformed short limb and hinge of the regional, overturned syncline. The age of south vergent fold deformation is broadly bracketed as the youngest rocks folded are Devonian and the axial surface trace of the syncline is intruded by Late Cretaceous Tombstone Suite syenite.

North-northeast vergent folds are also recognized within the Selwyn Basin, related to compatible NE directed movement along the Jura-Cretaceous Robert Service and Tombstone Thrusts that extend more than 200 km from Dawson City through the Keno Hill District. The Tombstone Strain Zone, a several km thick succession of highly deformed rocks in the hangingwall of the Tombstone Thrust contains structures and fabrics that suggest early northeastward, subsequent northwestward and late northeastward displacement of shallow structural levels with respect to deeper levels. Immediately above this strain zone in less deformed rocks, axial surfaces of south vergent folds along the long limb of the Lost Horses Syncline are coaxially folded into NE vergent folds and suggest in part at least that the complex displacement history of the Tombstone Thrust predates S vergent fold deformation.

The McQuesten Antiform is the latest folding event recognized, defined as a WSW plunging arch of older planar features including bedding, structures and foliations related to the Tombstone Thrust. The axis of the antiform follows the South McQuesten River Valley near Elsa where planar elements north of the axial surface dip north –northwest and south of the axial surface trace planar elements dip south southeast. The age of the McQuesten Antiform is Jura-Cretaceous loosely bracketed by Tombstone thrust fabrics folded by the antiform and cross cutting Tombstone age (92 Ma age) stocks.

6.2.3.1       South Vergent Fold Deformation at Brewery Creek (D1)

South vergent, parasitic folds are also recognized in the stratigraphic section at Brewery Creek and although they are intruded and cut by S dipping sills and extensional faults along the Reserve Trend, their geometry is well preserved and in local areas, exhibits a strong control on fracture and breccia development.

The Blue Zone is centred over one of these S vergent folds within relatively thin bedded, Earn Group clastics (see Figure 6-4). The fold defined by gentle NNW dipping long limbs and an overturned, steep N dipping short limb, defines a gentle SW plunging syncline with a wavelength of 15-20 metres. Fracture and breccia development are maximized along the steep N (65-800) dipping, overturned short limb and core of the syncline. Quartz monzonite sills intrude the fold but pinch out to less than a metre wide toward the synclinal hinge. These north dipping clastics are underlain by similarly deformed graphitic argillite that forms the dominant footwall control to all intrusive hosted oxide mineralization from the Canadian through to the Lucky Pits.

At the Pacific Zone, thicker bedded chert pebble conglomerates and sandstones form similar but broader, S vergent parasitic folds with the more deformed short limb exhibiting moderate to steep southerly dips rather than overturned, steep N dips (see Figure 6-5).

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Figure 6-4 Schematic cross section - Blue Zone at 18470E

Figure 6-5 Schematic cross section - Pacific Zone at 17845E

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The parasitic, S vergent fold geometry in the Blue Zone is also recognized in bedded barite and Road River Group siltstones in footwall sediments to the Kokanee Pit indicating that much of the stratigraphic section along the Reserve Trend (Pacific through Kokanee Zone) lies on a gentle NE dipping long limb of a regional scale, S vergent fold. However, in the highwall of the Golden Pit bedding abruptly changes from gentle NE dips to overturned, steep ENE dips, defining the hinge of a regional scale, overturned syncline (see Plate 1 and figure 9.4) . The overturned short limb of this regional scale fold can be traced 1 kilometre to the northwest where its strike progressively changes from NNW to E-W at 21000N/21000E. Brittle faulting is interpreted to offset the westward strike extension of the short limb as much as 100 metres to the SE, where the strike of bedding changes abruptly to the ENE and dips rotate from near horizontal to vertical dips along the peak and southern flank of an ENE trending ridge. Quartz monzonite sills are commonly found intruding the subvertical short limb and axial surface trace of this overturned syncline at the Earn/Road River Group contact, forming a broad intrusive arc over 1.5 kilometres in length. This apparent warping of the axial surface trace is related to a younger phase of folding, discussed later in Item 9.2.3.3. Comparing the distribution of stratigraphic units on surface with similar units intersected in drill holes within the North Golden and North Slope Zones the wavelength of this regional, overturned syncline is estimated at 300 metres. A thick succession of Earn Group chert, forming the steep NE dipping short limb of the syncline is variably brecciated along its 1 kilometre strike length with the thickest breccia bodies (>50 metres) localized within the hinge of the syncline (i.e. a geometric analogue to the parasitic fold in the Blue Zone but on an order of magnitude larger scale).

6.2.3.2       Northeast Vergent Fold Deformation at Brewery Creek (D2)

South of the Reserve Trend a S-SE dipping thrust fault juxtaposes Silurian Steel Formation Siltstone against Devonian Earn Group shale carrying N vergent stratigraphy in its hanging wall. A major NE striking subvertical fault, extending from the thrust at 21000E/19000N through the southern boundary of the South Golden Pit and Footwall of the Lucky deposit is interpreted as the major structural domain break that separates south vergent fold deformation to the NW from the NE vergent thrust plate to the SE. The dominant structure in the hanging wall to this N directed thrust plate is a NE vergent, overturned syncline of graphitic argillite that controls emplacement of quartz monzonite sills along a 3 kilometre strike length along the Lucky Sleemans Trend ( see Plate 1 and Figure 9.5) . This syncline is interpreted to become progressively more acute to the NW with quartz monzonite sill thicknesses narrowing from greater than 200 metres in the Sleemans Zone to less than 50 m thick in the Bohemian Zone. The repetition of Silurian Steel Formation across this plate from NNE to WSW was originally interpreted to be caused from thrust faulting; however, the presence of steep, SW dipping bedding, localized along the upper contact of the sill in the Sleemans Zone, suggests that simple folding may explain this stratigraphic repetition. Additional field mapping and facing criteria are required to verify the presence of overturned bedding and validate this regional scale, fold model.

The other structural features unique to this north vergent plate are subvertical shears ranging from NNW through NE strikes and minor scale, NE trending folds. All these faults cut the quartz monzonite sills forming narrow and disjointed, intrusive breccia zones. NE striking shears appear to be the latest structures as they mimic drainages and offset the basal contact of the sill by as much as 20 m. Although the relative displacements and age of these structures are not well understood in the deposit scale, the regular ESE trend of quartz monzonite sills and presence of NE trending folds suggest that a later NW-SE orientated compressive stress regime may have affected pre-existing structures formed from an earlier regime, orientated NE-SW. The multi directional displacement along the Tombstone Thrust indicating early NE, subsequent NW and later NE movement may also be manifested at Brewery Creek. The wide variety in strike of brittle shears may be the result of superimposed NE and NW stress regimes creating two different sets of conjugate shears. Based on known geological data, a general reconstruction of this deformed thrust plate can be attempted:

1) Early NE directed compression folds stratigraphy into an overturned NE vergent syncline

2) The onset of NW compression allows emplacement of quartz monzonite sills along an ESE trend within the deformed hinge of the syncline (i.e. sills would intrude pre-existing deformation zones that undergo maximum extension - parallel to NNW-SSE orientated compression). Contemporaneous, conjugate shear cut sills along ESE and NNW strikes.

3) Re-establishment of the NE compressive stress regime reactivates pre-existing, NNW orientated structures and forms late, NE striking shears.

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Figure 6-6 Long Section 20750N through North Slope Zone

Figure 6-7 Schematic cross section through the Bohemian - Sleemans Trend

6.2.3.3       Broad Warping of S and NE Vergent Folds (D3)

Broad folding of pre-existing folds along ENE trending axes is also recognized at Brewery Creek. The NW and NNW striking limbs of the overturned syncline north of the Golden Pit are broadly warped in to ENE strikes toward the NW (see Plate 1). This style of folding is also evident along the southeastern edge of the property where the Earn and Road River Group contact changes from E-W strikes to N-S strikes toward the south. This broad folding affects both S and NE vergent folds and appears similar to the McQuesten Antiform in the Keno Hill District. Quartz monzonite sills north of the Golden appear folded by this phase of deformation; however, west of the Sleemans Zone biotite monzonite dikes cut these warped stratigraphic contacts indicating that this phase of deformation may have occurred over a wider time span than emplacement of Tombstone Suite intrusives.

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6.2.3.4       Late WSW directed Reverse Faulting ( D4)

NNW striking reverse faults are also evident along the ENE trending ridge between the Moosehead and North Slope Zones, juxtaposing rocks as old as Cambrian, Rabbitkettle phyllite against Devonian, Earn Group shale. Proximal to these faults, stratigraphy is telescoped into near isoclinal, WSW vergent folds (See Plate 1 and Figure 9.6) . This telescoped succession is bounded to the NW and SE by ENE trending drainages that may represent subvertical, transform faults. One of these reverse faults is interpreted to extend southeastward through the Kokanee Pit where a 20 metre thick wedge of moderate to steep NE dipping Steel Formation Siltstone and graphitic cherty argillite extends through the large mass of quartz monzonite in the Kokanee Pit highwall, juxtaposed against Earn Group silty shale along the southern high wall of the South Golden Pit. The placement of this fault is further supported by the apparent 100 metre vertical offset of the bedded barite horizon to the east that occurs behind the Kokanee and Golden Pits (see Figure 9.4) . Compatible isoclinal folds are confined to within 25 metres of the fault trace carrying the warped, overturned syncline in its hangingwall. Similar striking brittle reverse structures progressively uplift the warped overturned syncline to the east and cross-cut quartz monzonite sills, indicating that this phase of deformation may be Post -Cretaceous (possibly Tertiary?) in age.

In brittle intrusive rocks to the south along the main Reserve Trend this deformation event is interpreted to form compatible ENE striking, listric normal faults, localized along graphitic argillite contacts and a conjugate set of sinistral WNW striking and dextral NE striking shears.

Listric normal faults are primarily localized along SSE dipping graphitic argillite/intrusive sill contacts that typically flatten from 600 at surface to less than 200 at depth. These listric normal faults commonly occur as stacked "rift-like" curvilinear surfaces that progressively flatten south-dipping strata by rotation of the hanging wall block. Fracturing and brecciation of the hanging wall sill is maximized toward the steeper dipping graphitic argillite contacts that progressively lessen down dip. Moderate to steep NW dipping faults are also common within the hangingwall sills and are interpreted as antithetic structures that collapse against master, SE dipping listric normal faults (i.e. classic, graben style extension).

The most dominant structural fabric across the Reserve Trend sills consists of ESE (100°) and NNE (040°) shears. This fabric is sub-vertical. The age of deformation is constrained to 91 Ma or younger as this fabric crosscuts the quartz monzonite sills but is truncated at depth by SSE dipping listric normal faults. Slickensides show both sinistral and minor normal movements on WNW faults and dextral movement on NNE faults. Relative offsets within the stratigraphic pile are generally less than 3 metres. The relative orientation and movement of these shears suggests that they may represent a conjugate set formed during a compressive stress regime oriented ENE (0650) (D4 event). The presence of ENE striking grabens and NNW trending reverse faults with this conjugate shear system further supports the D4 compressional regime and suggests that all these structures were formed contemporaneously, post dating sill emplacement.

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Figure 6-8 Long Section 20750N through North Slope Zone

7       DEPOSIT TYPE

The Brewery Creek deposit exhibits characteristics of both intrusion-related and epithermal/Carlin type deposits. It is generally considered to be an alkalic intrusion-associated, gold deposit as most of the mineralization is concentrated within or proximal to the monzonites. Geological, geochemical, petrographic and fluid inclusion data indicates that original sill emplacement, first stage alteration and associated mineralization occurred at a relatively low temperature and high level within the crust. However, the presence of wispy-textured quartz veinlets, related to later shear zone deformation, indicates deposition at moderate to deep levels (Dunne, 1995), a common characteristic of Carlin-type deposits (Poulsen,1996).

An epithermal, depositional environment is supported by the following factors: 1) the gold, arsenic, antimony, mercury association within veins and breccias, 2) very low base metal concentrations and a relatively high gold:silver ratios of 3:1, 3) the absence of hornfelsing in sediments around sill contacts, 4) euhedral, coarse grained quartz with primary growth zones, 5) open space textures such as comb and cockade textured quartz and chalcedony, and 6) the presence of trace amounts of CO2, low salinities (<7% NaCl) and low homogenization temperatures (< 300 0C) within fluid inclusions.

The reserves delineated to date consist of fracture-controlled quartz stockwork in siliclastic and intrusive rocks; however, the presence of local decalcification and silica replacement in the calcareous Steel Formation suggests that a Carlin Type model may be appropriate at Brewery Creek.

The geologic setting of the Brewery Creek gold deposits is similar to the setting at Donlin Creek, Alaska, where NovaGold has been successful in outlining a significant resource of sulphide related gold mineralization currently being evaluated by PlacerDome. In both deposits gold mineralization and associated alteration is closely related to high-level felsic intrusive rocks intruding deep marine sediments. Gold and associated arsenic and antimony mineralization is hosted by both intrusive and sedimentary lithologies. In addition to the similar mineralization and alteration characteristics, the age and scale of the districts are also similar to Donlin Creek.

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8       MINERALIZATION

Gold mineralization at Brewery Creek is fracture controlled, primarily confined to hanging wall siliclastic strata, intrusive rocks and calcareous sediments along listric normal faults. Eighty-five percent of the reserves were hosted by Cretaceous quartz monzonite sills while the remainder was contained within brittle-deformed coarse clastic sediments of the Devonian Earn Group. Furthermore, newly discovered mineralization within Silurian calcareous siltstone and sheeted quartz veinlet systems within larger Cretaceous monzonite and syenite stocks increases the potential for defining economic “Carlin” and “Fort Knox” type deposits.

Typically, the reserve deposits delineated to date average 1 to 2 gpt Au with individual assays varying from trace to greater than 30 gpt Au.

8.1       Intrusive-hosted Mineralization

Eighty-five percent of the known gold mineralization is hosted within monzonite and quartz monzonite. Mineralized monzonitic intrusives occurs in most deposits and exploration target area delineated to date. A quartz-poor monzonite phase is the host to most of the Reserve Trend mineralization, but all phases in this area are logged as quartz monzonite to ensure continuity.

Mineralization is intimately associated with pervasive phyllic and locally intense argillic alteration. This assemblage is characterized by the destruction of mafic phenocrysts, the alteration of feldspars to sericite, the presence of illite and kaolinite, and the introduction of secondary quartz with fine pyrite and arsenopyrite. Silicification occurs primarily as coarse grained (0.5 -2 cm wide) milky white quartz veinlets that have been overprinted by a wispy-textured hairline quartz stockwork. These two crosscutting vein systems are well developed adjacent to narrow fault gouge zones and produce locally pervasive silicification. These silicified areas host some of the highest-grade gold mineralization on the property with values up to 16 gpt Au / 6 metres, and 11.24 gpt Au over 10 metres in drilling and 2.07 gpt Au over 50 metres in trenching. However, high gold values are also associated with intense fracturing and weak silicification, suggesting that the more subtle and passive hairline stockworking is the main mineralizing event. A weak propylitic halo, defined by weak chloritization of mafic phenocrysts and strong carbonatization, is commonly found associated within and peripheral to the mineralization. The introduction of carbonate to the matrix may have allowed decalcification and subsequent silicification during the phyllic overprint stage. This style of alteration is subtle, showing no signs of stockworking or brecciation but exhibiting well preserved feldspar megacrysts within an aphanitic, siliceous and pyritic groundmass.

Stibnite veins (<1 metre) are common within the mineralized zones but rarely contain any significant gold values. Silicified intrusive clasts within these veins imply that the stibnite may represent a later hydrothermal event that occupied the same structures as the gold mineralizing event.

Extensive oxidation persists to a depth of 50 metres from surface. The most common oxidation minerals are goethite after pyrite, scorodite after arsenopyrite, and antimony ochre and kermesite after stibnite.

At Brewery Creek, the monzonite is grossly divided into the following variants; altered quartz monzonite (AQM) and limonitic altered quartz monzonite (LAQM). The AQM represents the sulfide or hypogene zone, where sulphides typically remain unoxidized. LAQM represents rock in which oxidation is complete. Refer to the Table of Formations (Table 9.2) and the Brewery Creek Rock Code (Appendix II) for more detailed explanations of the rock types.

A selected suite of altered and unaltered monzonite was submitted for whole-rock analysis to determine the relationship between the major element chemistry and gold mineralization. The results exhibit a strong positive correlation between alteration and gold, and show consistent sodium and potassium depletion, and silica enrichment.

Mineralized biotite monzonite and syenite occurs only in the Classic zone. Alteration consists of pervasive sericitization, carbonatization and limonite staining due to the destruction of hornblende, biotite and minor pyrite and extends along a NNW trend for over one kilometre and has a width of 200 to 600 metres. Calc-silicate skarn minerals such as tremolite, epidote and calcite are common near hornfelsed sedimentary contacts. Unlike the Reserve Trend, the higher gold grades occur inboard from hornfelsed sedimentary contacts.

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Although strong fracturing and local brecciation are common within the hornfelsed sediments, gold grades are weakly anomalous to barren in gold. Gold is associated with centimetre-scale, moderate to steep SW dipping, en echelon quartz veinlets within the broad alteration halo. These veinlets are more distinct in less altered intrusive and suggest that the intense sericitization and carbonatization may indicate retrograde alteration that has overprinted the silica-gold event. The Classic Zone continues to be a target of considerable interest and tonnage potential, as the soil anomaly extends for 5 kilometres and oxidation extends to depths of greater than 100 metres. Additionally, bottle roll test recoveries were similar for samples of oxidized and unoxidized rocks; this suggests that the gold is free and may not require oxidation to liberate it. Drilling has returned gold values of up to 0.41 gpt Au over 100 metres and 0.61 gpt Au over 46 meters. Individual assay results within these broad intercepts are relatively uniform, usually between 0.25 and 1.0 gpt Au.

8.2       Sediment-hosted Mineralization

Mineralization in Earn Group siliclastic rocks is confined to the Pacific, Blue and Moosehead Zones. Oxidation is less extensive than in the intrusive rocks, limited to a depth of 25 metres from surface. Gold appears more closely associated with arsenopyrite than is apparent elsewhere; however, this may be more a result of better preservation of the sulphides in the typically less oxidized sediments. All lithologies host gold mineralization; however, shale, siltstone and sandstone host higher gold values than greywacke and chert pebble conglomerate. This is likely due to the increased primary porosity in the thinly bedded, fine-grained sediments. Where structural controls are strongest, the host rock lithology becomes less significant.

Alteration is characterized by intense fracturing that is occupied by fine quartz stockwork and cryptocrystalline montmorillonite within a well-foliated groundmass of sericite and detrital quartz. Very fine-grained pyrite (trace to 10%) is disseminated throughout the siliceous stockwork. Pre-mineralization cement appears to have been silica, noted in thin section descriptions as overgrowths on monocrystalline quartz grains. Stibnite occurs as sub-centimetre veins and pods. Preliminary ground radiometric surveys of the Blue and Pacific zones show consistent potassium enrichment that is associated with mineralized sandstone and shale.

Argillite is a dominant rock type in most of the deposits, but it is generally unmineralized. Elevated gold values in argillite are largely confined to the highly sheared graphitic and stockworked contacts between the mineralized intrusives and coarser clastic sediments. The lack of mineralization within this heavily tectonized unit raises questions about the function of graphite or carbonaceous material acting as a chemical front or inhibitor for gold deposition.

In the North Slope zone, fracture-controlled gold mineralization occurs in narrow zones within Silurian Road River Group sediments. The Steel Formation, a calcareous and pyritic siltstone, exhibits local decalcification and replacement: these are typical characteristics of Carlin-type mineralization. Thin section analysis shows silica-replaced siltstone fragments within a foliated groundmass of sericite, illite and montmorillonite. Microcavities caused by the dissolution of interstitial carbonate in the siltstone are filled with cryptocrystalline clay minerals and minor silica, producing a soft, porous tuffaceous texture. Late-stage quartz-stibnite stockworking is also common, forming localized fault breccias. Alteration is usually very subtle; mineralized siltstone is often visually indistinct from unmineralized siltstone. The Steel Formation has striking similarities, both in age, lithology and in alteration or the lack thereof, with the highly productive Roberts Mountain Formation in the Carlin Trend.

Mineralized Steel Formation siltstone also occurs in the North Schooner Zone, 0.5 to 2 kilometres east of the Bohemian Zone, where drilling has returned intersections of 3.04 gpt Au over 10 metres and trenching has returned gold values of 1.32 gpt Au over 17.7 metres. The wide variability in alteration and gold grade throughout the zone is attributed to structure and lithology. Wispy, laminated, calcareous siltstone is fractured, and locally decalcified, bleached and silicified; higher gold values are associated with micro-stockwork of fine open-space drusy quartz, illitic clay and trace arsenopyrite. This member may be the better host hock due to primary porosity along bedding. The sediments are broadly folded and faulted on ESE trending structures; mineralization occurs in these dilation zones. This style of mineralization is economically interesting as it is the only occurrence of mineralization in structures that cut potentially reactive footwall stratigraphy. Cherty, dirty, muddy and siliceous siltstones are less favourable host rocks even where the structural setting is favourable.

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In the South Schooner Zone (23400E/17600N) fracture-controlled mineralization is associated with chalcedonic quartz stockwork zones in sericitized Steel Formation siltstone. Drilling has returned significant but erratic intercepts up to 12.8 gpt Au over 2 metres and 2.44 gpt Au over 8 metres. The pervasive sericite is thought to be the result of weak hornfelsing caused by nearby biotite monzonite intrusive bodies. A sericitic alteration halo up to 20 metres wide envelops the more siliceous mineralization. Calc-silicate minerals such as tremolite, actinolite and calcite are also common within this halo. Pyrite occurs along fracture surfaces and along weakly developed bedding planes while stibnite occurs locally as discontinuous pods and veins. Oxidation is weak to moderate, limited to a depth of 30 metres. The presence of skarn minerals, hornfelsing due to the proximity of biotite monzonite bodies and the absence of mercury suggest a higher-temperature and deeper-level hydrothermal system than in the Reserve Trend and North Slope zone.

8.3       Structural Controls

The following discussion relates the breadth and relative grade of mined out deposits and remaining exploration prospects to the various deformation events described earlier in Item 9.2.3.

8.3.1 Reserve Trend; Intrusive Hosted Mineralization

The primary structural controls to intrusive hosted gold mineralization along the Reserve Trend are syngenetic, sinistral, ESE striking and dextral, NE striking conjugate shears and ENE striking extensional faults localized along graphitic argillite/intrusive sill contacts. This orientation of mineralized structures is further verified by projecting > 5 gpt Au blasthole grades in mined pits to surface, which clearly emphasize these auriferous trends (see Figure 8.1) . The orientation of these structures and timing of gold deposition can also be linked to late WSW directed thrust faulting (D4). The consistent NNW strike of reverse faults (1550) and axial planes of compatible folds indicate that the orientation of maximum compressive stress was ENE (0650-2450). This stress regime would also produce a conjugate system of dextral NE striking and sinistral ESE striking shears in brittle rocks (i.e. intrusives). Maximum extension would be localized along pre-existing structures orientated

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D4 DEFORMATION
(MINERALIZING EVENT)
δ_3
034°
δ_1 064°
094°
154°
Pre-existing structures orientated ENE (064°) underwent maximum extension during D4 deformation (ie: ENE-striking argillite / sill contacts along Reserve Trend)
0
200
400
600
Meters
18000 E
20000 E
22000 E
22000 N
20000 N
MOOSEHEAD
NORTH SLOPE
Axial trace of south-vergent fold (D1)
070°
PACIFIC
054°
BLUE
Axial trace of overturned syncline (D')
D4 REVERSE FAULTS
S VERGENT PLATE
ENE STRIKING SILL / GRAPHITIC ARGILLITE CONTACTS
FOSTERS
KOKANEE
040°
095°
085°
040°
040°
054°
100°
CANADIAN
GOLDEN
LUCKY
155°
086°
NE VERGENT PLATE
NE-STRIKING SILL / ARGILLITE CONTACTS

Figure 8-1 Pacific - Lucky pit plan showing blast hole locations >5 gpt Au emphasizing major ore-controlling structures

BREWERY CREEK GOLD PROJECT

parallel to the direction of maximum compressive stress, forming normal (graben) faults along ENE striking graphitic argillite/intrusive sill contacts. Gold grades, up to 8-16 gpt Au over 4–20 metres, are maximized at intersection points of conjugate shear and steep SSW dipping extensional faults, localized primarily along ENE striking contacts of hanging wall sills and footwall, graphitic argillite. Gold grades typically are reduced or pinch out down dip along the more shallow, south dipping extensions of these listric normal faults. Grades associated with sub-vertical NE and ESE striking shears are truncated at depth by listric normal faults.

Although sulphide mineralization remains open down dip to the SE in most zones across the Reserve Trend, gold grades are typically more erratic and similar to lower grade than the up dip oxide zones. This general difference in grade distribution is interpreted to be the result of flattening of the down dip extensions of listric normal faults, producing less fracturing and overall brittle deformation.

8.3.2 Mineralization and Parasitic, South Vergent Folds

The Parasitic, south vergent fold (D1) in the Blue Zone also controls some of the highest grade gold mineralization on the property. Grades ranging from 9-16 gpt Au over widths of 8-20 metres are confined to the steep N dipping short limb and synclinal core of the fold. Gold grades progressively pinch out away from the synclinal core along fold limbs, forming a crescent shaped ore body (see Figure 9.2) . Thin bedded siltstone is the dominant ore host bounded by a thin chert pebble conglomerate in the footwall and thick bedded sandstone in the hangingwall. The more massive hangingwall and footwall lithologies produce low grade, cm scale brittle fractures in response to folding compared to the more uniform, micro stockwork and breccia development in the more thin bedded siltstone. Gold grades within the synclinal core also increase up plunge to the ENE where the synclinal core becomes more acute, suggesting that the fold structure may have acted as a preferential trap for ascending hydrothermal solutions from the WSW.

Gold mineralization is also localized along the moderate to steep south dipping short limb of a broader south vergent fold in the Pacific Zone. Gold grades of 1-2 gpt Au are confined to the S dipping short limb that pinch out abruptly along gentle N dipping long limbs (see Figure 9.3) . These lower grades compared to the Blue Zone indicate that the more acute, overturned folding localizes more intense deformation (i.e. brecciation) along the short limb and acute syncline forming more confined but higher grade deposits.

In addition, the highly deformed short limbs and axes of parasitic folds in the Blue and Pacific Zone are orientated ENE and would receive maximum extension and undergo a later phase of brecciation during D4 deformation and subsequent gold deposition.

8.3.3 Mineralization and NE Vergent Folds

Gold mineralization associated with NE vergent folds is restricted to the Lucky-Sleemans Trend. Unlike the S vergent folds the main ore host is the quartz monzonite sill that intrudes the NW trending, north vergent, synclinal structure (see Figure 9.5) . Gold deposition is localized along NW striking argillite/intrusive contacts, along the outer limbs of the syncline, and subvertical NNW and NE striking brittle structures, forming narrow (1-3 metres wide) auriferous chutes within a gentle WSW dipping sill. Although the style of mineralization is similar to intrusive hosted deposits along the Reserve Trend, the width and continuity of gold grades along brittle structures are considerably reduced. Within the more significant Lucky and Bohemian deposits continuity of grade is better developed along subvertical, NNW and NE striking shears than WSW striking argillite sill contacts and suggests that reactivation of pre-existing D2 shears, during D4 deformation (i.e. mineralizing event), are the primary controls to gold deposition. Prominent ENE striking graben faulting, common along the Reserve Trend, is noticeably absent within this N vergent plate and may be due to WNW striking argillite/sill contacts being orientated obliquely with respect to the NNW direction of maximum extension during D4 deformation. Subsequently, argillite/sill contacts would conceptually undergo shear rather than extension, producing more confined and erratic gold deposits compared to the well brecciated, ENE striking argillite/sill contacts along the Reserve Trend. This concept may also explain the less significant Big Rock deposits W of the Reserve Trend where argillite/sill contacts are also orientated WNW (see Plate 1).

This comparison of relative width and grade of gold mineralization between the ENE trending Reserve Trend and the outboard, WNW striking Lucky-Sleemans Trend and Bog Rock zones suggests that pre-existing structures orientated ENE (i.e. orthogonal to the direction of maximum extension) represent the most

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prospective exploration targets, since they would have received the maximum amount of extension during D4 deformation.

8.4       Occurrence of Gold

Microprobe work on selected mineralized samples was conducted at the University of Western Ontario in 1990. Results show that 70% of the gold occurs as sub-micron particles as solid solution in the arsenic rich outer rims of coarse pyrite crystals, in the outer rims of coarse arsenopyrite crystals and throughout much finer arsenopyrite crystals. The remaining 30% of the gold is believed to consist of submicroscopic, grain boundary free grains (20%) and submicroscopic, gangue locked grains. Since most of the gold is concentrated in the outer rims of sulphide crystals only limited oxidation is required to liberate it from solid solution. The sulfide grains themselves are typically very fine-grained (100 to 250 microns).

9       EXPLORATION

The issuer has not carried out any exploration work on the property to date.

10       SAMPLING METHOD AND APPROACH

Sampling at Brewery Creek involved RC drilling, diamond drilling, mechanized surface trenching and soil sampling. The total number and cumulative length of RC holes, core holes and trenches completed on a yearly basis between 1989 and 2004 are tabulated on the following page. Drill holes labelled “RD” represent holes drilled using the mine, air rotary blast-hole rig. Figure 11.1 shows the locations of all historic drilling and trenching across the entire property.

10.1       RC Drilling

RC drilling was conducted using down hole hammer bits that fed crushed and pulverized sample material up through drill rods to a cyclone for sample collection. A 4.5 inch diameter bit and interchange system was used from 1989 through 1991. Rock was pulverized and then drawn up into the inner sampling tube of the drill rods through an interchange, approximately 4 feet above the bit face. A 5.25 inch hole using face return hammer bits was used from 1992 onward. Drilling was conducted dry when ever possible to limit down hole contamination. The mine blast-hole drill was also used in 1999 and 2000 for infill definition purposes.

Samples were collected over two metre intervals. Sample material was fed into a cyclone and then dropped into a splitter. Three tiered riffle splitters beneath the cyclone produced 50% and 12.5% splits of each sample. The 50% split was collected in 18” x 30” rice bags and left at the drill site for possible sample collection at a later date (i.e. metallurgical testing, check assays etc.). The 12.5 % split was collected in 12” x 20” plastic sample bags and used for assay purposes. All sample bags were sealed with tamper resistant ties immediately after the sample was collected.

A total of 110 holes were also completed using the mine blast hole drill in 1999 and 2000. All drilling was conducted dry. Average and maximum depth of drilling was 24 and 45 m respectively. A 7-10 kilogram sample was collected from the drill collar for every 2 metre interval. The sample was obtained by collecting “pie slices” of drill cuttings at equal intervals around the pile of drill cuttings.

Drill site technicians were used from 1991 onward to monitor collection of the samples by the drill crew and to record any conditions that may affect the integrity of each sample (i.e. cleanliness of cyclone and splitter, hole sloughing, water volumes, etc.). The nature and exact location of contacts between mineralized intrusive sills and footwall graphitic argillite were also noted since higher grades (> 3 gpt Au) were typically associated along these contacts. Observations were recorded on logs and filed. Technicians also ensured samples were secure for shipment off site or delivered to the lab prep facility after each hole was completed. A small, representative sub sample was collected from each 12.5% split. Both washed and unwashed portions were placed in plastic chip trays for logging purposes. Detailed geological logs were completed for all holes using a binocular microscope and included observations from drill site technicians regarding sample integrity.

Weights for entire samples obtained from the cyclone were only recorded in 1991. The weight of the 12.5% split was recorded since 1992. The MRDI audit inspected sample weights from 1997 and 1998 drilling and

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found that they represented an acceptable range in recovery (minimum recoveries were calculated at 59%). Entire weights from 1991 drilling were found to be low relative to industry standards, averaging between 20-75%. However, these recoveries, calculated by MRDI, were based on a 5.25 inch hole and not a 4.5 inch hole that was used during the 1991 drilling campaign. This resulted in underestimating recoveries by approximately 20%.

110 holes were also completed using the mine blast hole drill in 1999 and 2000. All drilling was conducted dry. Average and maximum depth of drilling was 24 and 45 m respectively. A 7-10 kilogram sample was collected from the drill collar for every 2 metre interval. The sample was obtained by collecting “pie slices” of drill cuttings at equal intervals around the pile of drill cuttings.

10.2       Core Drilling

Core was washed and marked out into two meter intervals or smaller (sample intervals are broken at lithologic contacts and around alteration and structural zones). Sample intervals are marked with duplicate assay tags that are stapled to the core box. One tag is left on the box and the other is put into the sample bag during splitting. Core recovery and rock quality data (RQD) were recorded. The core was logged and photographed. The core is then split longitudinally in half using a diamond rock saw or knife. The half splits are placed in plastic sample bags with their corresponding assay tags and sealed with tamper resistant ties. The other half split was left in the core box and stored in core racks behind the mine camp. MRDI audit concluded that although recoveries were low in early drilling campaigns in 1989 and 1990 recoveries in all later drilling campaigns were within industry standards. The results from the twinned hole comparison with RC holes showed no significant correlation between recovery in the core hole and grade difference between twinned holes (Huska, 1992).

In 2004 a competent mud program was implemented to improve on core recoveries. Holes were all started with HQ core and when ground conditions deteriorated were reduced to NQ. Overall recoveries ranged from a low of 62% to a high of 88%.

10.3       Trench Sampling

Systematic two metre continuous chip samples were taken along the bottom of a trench wall or outcrop face. Sample intervals were broken at lithologic contacts and around major alteration and structural zones to determine controls and relative distribution of gold mineralization. The two metre sample interval is considered acceptable since significant gold mineralization is typically controlled by fracture stockwork zones and local breccias in both intrusives and sediments ranging from 2-50 metres thick. Trenches were excavated at least 1.5 metres into bedrock to prevent any surface contamination. Panel or random chip samples are discouraged, as sampling bias is more likely to be introduced. If geology or structure is gently dipping or flat lying vertical, continuous chip samples are also taken in order to provide true mineralized widths as much as possible. Sample intervals were marked off with a tight chain and labelled in the field with metal tags affixed to wooden stakes. Trench samples were bagged and sealed with tamper resistant ties for shipping. A strip log documenting the geology, alteration, and structural measurements were recorded.

10.4       Soil Sampling

Soil sampling consists of “B-Horizon” samples taken below the A-2 organic layer, and below the layer of White River Ash (a recent volcanic event which laid down a thin veneer of volcanic ash over south central Yukon). If a “B-Horizon” sample is unavailable, “A-Horizon”, and possibly “C-Horizon” samples are taken, and the respective horizon is recorded. It is felt that sampling these horizons is preferable to not sampling the station. Other soil characteristics which are noted include depth of sample, horizon development, slope angle and direction, organic content, vegetation and surficial and rock chip geology.

11       SAMPLE PREPARATION, ANALYSES AND SECURITY

Sample preparation and analytical techniques for trench, RC, RD and core drill samples were conducted by a variety of laboratories from 1989 through 2000 and are tabulated below.

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Table 11-1 Summary of Brewery Creek Sample Preparation and Analytical Techniques for Trenches and Drill Holes

Year	Laboratory	Sample Preparation	Au Analytical Technique
1989	Norex Lab, Vancouver lab	12.5 % split from drill crushed, unspecified split pulverized to minus 200 mesh	Atomic Absorption in hot aqua regia digestion of 10 grams
1990	ACME Laboratories, Vancouver	12.5% drill split crushed and split, 250-300 grams pulverized	Atomic Absorption in hot aqua regia digestion
1991, 92	ACME Laboratories, Vancouver (analysis) Northern Analytical Laboratories, Whitehorse (sample prep)	12.5% drill split crushed and split to -1/4 inch, 250-300 grams pulverized	Atomic Absorption in hot aqua regia digestion
1993-1995	Terramin Research Laboratories, Calgary (analysis and pulverization) Onsite Loki Gold prep lab (crushing and splitting)	12.5% drill split crushed to -1/4 inch with jaw crusher by Loki personnel on site. 500 gram sample shipped to Terramin for Pulv and analysis.	30 gram fire assay with atomic absorption finish
1996-2000	Brewery Creek Mine Lab (crush, pulverize, analysis) Chemex Laboratories, (pulverize, analysis)	drill splits crushed to - 1/4 inch (mine lab), 500 gram split pulverized to - 150 mesh	30 gram fire assay with atomic absorption finish
2004	ALS Chemex Labs (crush, pulverize, analysis	See abve	30 gram fire assay with atomic absorption finish

Sample preparation in 2004 was as follows: The geologist lays out each sample by marking the start and end of the sample in red china marker on the core. The first part of the sample tag is stapled onto the core box at the start of the sample. If the next sample is a standard, blank or duplicate, that sample tag is stapled onto the box next to the previous tag. The second part of the sample tag is placed into a plastic sample bag and the number is written in marker onto the bag. The core is then transferred to the core cutting area.

The core is cut in half longitudinally using a 14” core saw. The technician splits the core placing the core into the corresponding sample bag to the sample tag stapled on the core box. When a second tag is beside the first tag, the technician places either the blank material or standard material into the next sample bag, based on what is written on the sample tag. When the second tag calls for a duplicate, the technician places an empty sample bag with a sample tag included into the previous sample. Each bag is then closed and secured with a zap strap.

Once twenty samples have been collected (a complete batch), the sample bags are placed into rice sacks (generally 5 to a sack). On each sack, the batch number, bag number and included sample numbers are written, along with ALS Chemex’s North Vancouver address. Each rice bag is then taped shut and secured with a zap strap.

Twice a week, the rice bags are delivered to Mayo and placed on the Kluane Transport Ltd. truck for Whitehorse, were it is transshipped to Northwest Freight Systems for transportation to ALS Chemex (ALS) in North Vancouver.

The Analytical Methods used by ALS laboratories for the 2004 drill samples were as follows:

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ALS sample preparation (Prep 31): Log sample in tracking system, dry, fine crush entire sample to better than 70% -2 mm, split off up to 250 g and pulverize split to better than 85% passing 75 micron.

Gold analysis was done using ALS method Au-AA-23 a fire assay fusion method. This method uses a 30 g nominal sample weight and reports for a range of 0.005 to 10 ppm Au. The sample is mixed with fluxing agents including lead oxide, and fused at high temperature. The lead oxide is reduced to lead, which collects the precious metals. When the fused mixture is cooled, the lead remains at the bottom, while a glass-like slag remains at the top. The precious metals are separated from the lead in a secondary procedure called cupellation and the gold content is determined using AAS.

12       DATA VERIFICATION

MRDI conducted a comprehensive resource and reserve audit in 1998, including verification and accuracy of the geological and analytical database. Approximately 3.3% of the total number of assays (n=62,167) had corresponding outside check assays which showed good agreement with the original assays. Results from a single batch of check assays from Chemex Laboratories in Vancouver assays (n=42) in 1998 averaged 42% higher than the original Mine assay laboratory. Subsequent re-assaying, including an additional outside laboratory verified that the check assays were contaminated during preparation and analysis at Chemex. Later 1998 drill hole samples produced an acceptable correlation between Chemex and Brewery Creek laboratory assays. Gold values used in resource estimations were the lower and more accurate assays produced by the Brewery Creek laboratory, thus resource estimations were not materially affected.

Subsequent to the MRDI audit more rigorous check assay procedures, involving up to 12 outside laboratories, were put in place.

Cyclicity tests were also performed on 2,260 RC holes to test for down hole contamination. Only 0.9% of holes (20 holes) failed the test which is within industry standards.

13       ADJACENT PROPERTIES

There are no adjacent properties for the purposes of National Instrument 43-101.

14       MINERAL PROCESSING AND METALLURGICAL TESTING

14.1       Mineral Processing Facilities

The Brewery Creek Mine process facility consisted of a large permanent heap leach pad, and adsorption, desorption and gold recovery (“ADR”) plant, process and overflow ponds and ancillary facilities. The ADR plant was removed in 2004.

The leach pad is divided into 7 cells, each nominally 83 metres wide and 462 metres long. Each cell can accommodate approximately 1,500,000 tonnes of ore. The cells are separated by earthfill dividers, approximately one metre high.

A liner system was installed under the heap to collect process solution and direct it to the recovery plant, as well as to prevent any leakage to the environment. The liner system consists of multiple layers, as follows from the top down:

a granular overliner of 1,000 mm of plus 6.4 mm minus 25 mm screened ore;

a 1.00 mm thick polyvinyl chloride (“PVC”) geomembrane – the primary liner;

a 300 mm thick compacted silt layer;

a geotextile;

the granular leak detection and recovery system (“LDRS”) made up of screened minus 25 mm aggregate;

a 0.75 mm thick PVC geomembrane – the secondary liner; and

a compacted silt layer with a minimum thickness of 300 mm.

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An LDRS was placed beneath the upper compacted silt layer to collect any leakage which might occur. Each of the pad cells are divided into four sections, each of which are furnished with its own leak collection pipes.

Solution ponds are required to store both operating solutions and the rainfall/snowmelt from the pad area. In the unlikely event that the solution volumes exceed the maximum design criteria, a permitted effluent treatment plant and land application system has been constructed. The systems allows for the treatment and release of excess process solution of up to 200,000 cubic metres per year. Given sound solution management and the normal operational controls, the probability of an overflow is considered to be remote.

All of the ponds are lined; the pregnant and barren solution ponds with a double high density polyethylene (“HDPE”) system and the overflow pond with a single HDPE liner. Both the pregnant and barren ponds are LDRS-equipped using a “Geonet” material between the synthetic liners. The design of the ponds is conventional and is considered satisfactory for the intended service.

14.2       Projected vs Actual Gold Recoveries of Heap Leach Pad

Prior to mine production, metallurgical testing was conducted by Lakefield Research of Lakefield Ontario and by Kappes Cassiday & Associates (KCA) of Sparks, Nevada. KCA conducted 13 column leach tests and 207 bottle rolls on samples of drill core and material obtained from surface bulk trenches. This material was crushed to-50mm, screened, or leached as run-of-mine material. Tests by Lakefield Research, including specific gravity determinations, SAG mill grinding and Bond Work Index calculations, all of which were conducted on samples of drill core and surface trench samples.

Results from the testwork indicated that run of mine material was amenable to heap leaching with an overall weighted average recovery of 88%. Crushing tests indicated a potential increase of only 2-4 % that would also require additional costs of agglomeration. Overall heap recovery was projected at 78% after allowances for preg robbing graphitic argillite (2%), coarse ore (2%) and transition/sulphide ore (6%) were subtracted. Rate of recovery was predicted at 80% over a 100 day leach period.

A total of 9,458,000 tonnes of ore at an average grade of 1.534 gpt Au (466,550 ounces.) have been placed on the heap from 1996 through to 2000. Total gold recovered as of December 2002, is 279,541 ounces, indicating a current heap recovery of 60%. The 18% reduction in recovery and longer recovery rates can be explained by comparing sample type and test results from 18 column tests and over 2000 bottle rolls collected during mining operations and comparing them to the sample type and test results used for the feasibility study.

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	Feasibility Data	Current Data

Weighted average of LAQM column leach tests:	88%	72%

Less allowance for coarse ore and heap scale-up:	-2%	-2%

Less allowance for preg robbing material:	-2%	-0%

Projected recovery for oxide ore:	84%	70%

Less provision for transitional ore:	-6%	-6%

Projected weighted recovery from the heap:	78%	64%

In retrospect when comparing the current global recovery estimate of approximately 64% (using the feasibility methodology) for all of the ore currently on the leach pad to the original estimate of 78%, the largest variance is in the initial LAQM recovery starting point. The average recovery shown of 72% is for all of the columns conducted since commencement of operations (total of 18) on core and trench samples at various depths (ranging from surface to 60 metres) and deposits. Column tests used in the feasibility study were from surface trenches (0-8 metres). The LAQM recovery indicates a much lower oxide global recovery than samples at the surface. Some of the other points that can be summarized as being the main contributing factors to the initial overestimation of the Brewery Creek heap recovery are:

The column leach tests were conducted on surface trench samples which were not representative of each deposit as a function of depth. The grade of the ROM column was significantly higher (8.7 gpt) than the deposit and was likewise not representative of all of the deposits.

The bottle roll test results available at the time were not adequately incorporated in determining the global recovery estimate. The average weighted recovery of all of the oxide (LAQM) bottle roll tests for all of the deposits at the time of feasibility was 65%. The average weighted recovery of all of the transition (AQM) bottle roll tests for all of the deposits at the time of feasibility was 39%.

The use of 50% recovery for all of the transitional ore overstated the actual recovery by not incorporating the recovery by depth model which is now understood to occur even for AQM and on average is closer to 35%-40%.

In general, the methodology used for determining a global heap leach recovery in the feasibility report was acceptable but the selection of the samples used in the column leach tests created an overestimation of the LAQM ore type by projecting the surface recoveries through depth for all of the deposits.

The current recovery model is based on the results of over 2,000 additional bottle roll tests, additional column leach tests, actual heap performance and a comprehensive metallurgical review conducted by MRDI in 1999 and 2000. The model depends less on column leach tests and more on bottle roll tests and preg robbing shake tests. The salient points of the current model are:

There is a definite reduction in recovery by depth for each deposit and lithology. Each deposit has its own unique “break points” at which the recoveries change by depth.

The reduction for oversize material in LAQM ore is estimated to be closer to 10% rather than the 2% used in the feasibility study. Although the recovery reduction due to coarse particles is closer to 10%, the decision to process as a ROM operation rather than crushing would most likely not have changed. Given the costs of power generation at Brewery Creek, crushing costs have been estimated at a minimum of $2.50 per tonne. Analyses have been performed since operation began which continue to indicate that ROM operations is the most economic approach to the Brewery Creek mine.

Particularly for intrusive sulphide and sediment ore types, the amount of solution required to reach the ultimate recovery is higher than originally anticipated which equates to longer leach times.

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In general, the “face” value of the bottle roll test result tends to overestimate the LAQM recovery and underestimate AQM recovery. This is due to the size reduction necessary in LAQM and the longer leaching kinetics in actual heap performance as compared to bottle results for AQM and argillite samples.

The composition of lithologic units is significant in the recovery estimate. By designating a unit LAQM that is closer to 60-40 LAQM-AQM will overestimate the oxide recovery while designating a unit AQM that is closer to 60-40 AQM-LAQM will underestimate the AQM recovery.

By incorporating the new recovery model against the remaining resources, the ultimate recovery of all future ore reserves is estimated at 65%.

14.3       Metallurgical Testwork on Sulphide Mineralization

Preliminary metallurgical testing on sulphide ore samples between 1997 and 1999 consisted of grinding and flotation tests by G &T Metallurgical Services Ltd. and biooxidation testwork by Oxidor Gold Corporation. Testwork samples were comprised of existing drill core of both intrusive and sediment hosted ore. Results from the testwork indicate:

Pyrite liberation levels were only about 35% complete at a nominal 200 micron grind sizing. To achieve adequate rougher flotation response, liberation of sulphides should be at least 55%. Subsequently tests were conducted at a 100 micron size producing pyrite liberation levels between 50 and 55%.

Flotation tests produced approximately 80% recovery of sulphide minerals and hence about 80% of the gold was recovered into a low grade concentrate.

Brewery Creek sulphide samples are highly responsive to bio-oxidation utilizing a typical bacterium consortium of Thiobacillus ferrooxidans, T. Thiooxidans and Leptospirillium ferroxidans.

Sulphide oxidation of only 20-40% is required to reach ultimate cyanide recoveries. This is due in large part to the fact that more than 70% of the gold (in solid solution with arsenopyrite), occurs in growth rims around larger sulphide crystals (stated earlier in Item 11.4) .

After completion of bio-oxidation, the sulphide samples retain their preg robbing characteristics.

Using a combination of preg-robbing inhibitors (EDTA and Oleic acid) can significantly reduce the preg-robbing nature of the sulphide ore. Overall recoveries were increased from less than 5% to 65% using a process of biooxidation, lime neutralization, preg-robbing inhibition and cyanidation. All of these process steps were conducted on samples ground to P80=270 mesh, utilizing bottle roll procedures.

Using these testwork results as a guide, Mineral Resource Development Inc conducted an operating cost estimate for a 1,525 tonne per day processing plant. Process design included crushing and grinding to P80=250 mesh and rougher and cleaner flotation circuits to achieve a gold recovery 87.5% . The sulphide concentrate would be passed through biooxidation and cyanidation circuits, followed by final carbon strip and electrowinning to produce an overall recovery of 81.4% .

Based on reagent and labour costs were derived from actual data from the Brewery Creek Mine operation total operating costs for the plant were estimated at $US 15.93 per tonne.

Revenue, assuming 81.4% Au recovery, a feed grade of 2 gpt Au and a gold price of $US 300 per ounce, is estimated at $US 15.71 per tonne.

15       MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

15.1       Density

A review of bulk density measurements was undertaken by MRDI (Resource and Reserve Audit, 1999). MRDI located bulk density data relating to 217 samples collected in most mineral zones and comprising the major rock types. Most of the measurements were reportedly obtained with a wax-coating, water emersion technique. Sixty-two measurements by Norex were obtained by water immersion without wax coatings and were not used for the calculation of average density for each rock type. The following table summarizes the

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average bulk densities for the major rock types and compares them with the values used in the deposit models. With the exception of LAQM, bulk densities that are assigned to ore and waste units were somewhat lower than averages obtained from this compilation.

Table 15-1 Summary of density measurements
Rock Type	Number of measurements	MRDI Average	Assigned to Model
LAQM/LQM	91	2.43	2.40
QM / AQM	20	2.62	2.50
Argillite	15	2.61	2.40
Other sediments	23	2.53	2.40

15.2       Block Modeling

Most of the gold deposits at Brewery Creek were modelled using SURPAC software. Block models were created for each zone with a block size of 5 x 5 x 6 metres. Data used for the model were mainly 6-metre bench composites of assay intervals from diamond and reverse circulation drill holes. Trench data was not used for block model estimation since the grades were not considered to be as representative and unbiased as the drill data. Data from one trench was used in a sectional resource estimated for the North Slope zone which has now been classified as ‘inferred’.

Lithologic zones were modelled on section and codes were assigned to the blocks inhabiting them. The following table lists the rock codes and lithologic equivalents:

Table 15-2 Block Model Lithologic Codes
Code	Lithology
LAQM	Limonitic, altered quartz monzonite
LQM	Limonitic quartz monzonite
QM	Quartz monzonite
ARG	Argillite (non-graphitic)
ARGG	Argillite (graphitic)
SEDS	Sediments (sandstone, siltstone, shale)
CPC	Chert pebble conglomerate
CV	Colluvium

Eight of the mineral zones at Brewery Creek have been mined out and four zones have block model resource estimates but were not mined. Two zones, North Slope and Classic, had preliminary, “hand-calculated” sectional resource estimations but only the former contained significant mineralization above a cutoff grade of 0.5 gpt Au. Several other zones did not have sufficient drilling to estimate a resource.

The most recent zone models, developed in 2000, excluded argillite from the mineralized zones and used a 0.2 gpt Au cutoff for the mineralized envelope. Prior to estimation, the mineralized composites and blocks were identified and tagged. The final interpretation of the mineralized shapes on horizontal bench plans was used to tag both composites and blocks as mineralized (vs. non-mineralized) as well as by lithology.

Blocks were interpolated using Inverse Distance to the fourth power (ID4) in which the weight of each composite is inversely proportional to its distance to the centre of the block. This method was chosen after experimental block models using inverse distance powers of 2-5 and Kriging were compared to blast hole results and actual mined blocks.

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Only composites located inside the mineralized zone were used to estimate block grades. Anisotropic search ellipses were developed and oriented parallel to the strike and dip of the sills. No significant geostatistical analysis was carried out and search parameters were based primarily on zone geometry.

Grade capping was done on assays at selected zones according to recommendations made by MDA (Feb.1998). In the most recent estimates of unmined zones, capping was only carried out for the Bohemian deposit (capped at 8 gpt Au).

Following initial grade interpolation, an estimated recoverable gold grade was calculated based on bottle roll tests from each zone and recoveries from actual mining operations. This recovery factor was calculated based on a combination of depth from surface (oxidation level) and rock type.

In 1999 MRDI carried out an extensive audit on the Brewery Creek reserves and resources. They recommended several changes to the procedures, most of which were adopted, at least partially. The main exception was in resource classification where a measured category was never estimated but simply combined with the indicated material. Changes made to the estimation procedure were as follows:

Minimum composites required to estimate a block increased from 2 to 3 (4 were recommended)

Search ellipse orientations were revised

Trench assays composites were not used (formerly used in Bohemian zone)

Recommendations that were not followed include restricting the number of composites from a single drill hole but until very recently this option was not available in SURPAC. The following table summarizes the estimation parameters for each zone.

Table 15-3 Estimation Strategy Parameters

Deposit	Ellipsoid Search			Vertical Search	Anisotropy Ratios			Ellipsoid Orientation			Composites Used
	Along Strike	Across Strike	Perpend.		Along Strike	Across Strike	Perpend.	Azim	Plunge	Dip	Min	max
W.Big Rock	54.0	45.0	45.0	45.0	1.00	1.200	1.200	290	0.0	-40	3	12
E.Big Rock	54.0	45.0	45.0	45.0	1.00	1.200	1.200	290	0.0	-40	3	10
Bohemian	45.0	26.0	26.0	24.0	1.00	1.730	1.730	330	-40	0.0	3	12
Lower Fosters	47.5	26.0	26.0	26.0	1.00	1.827	1.827	240	-30	0.0	3	16

The block grade distributions for these zones are illustrated in cross section and level plan in Figures 19.1 to 19.8.

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Figure 15-1 East Big Rock Zone block model cross section at 16925E

Figure 15-2 East Big Rock Zone block model at 716m Level

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Figure 15-3 West Big Rock Zone block model cross section at 16200E

Figure 15-4 West Big Rock Zone block model at 725m Level

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Figure 15-5 Lower Fosters Zone block model cross section at 20050E

Figure 15-6 Lower Fosters Zone block model at 812 m Level

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Figure 15-7 Bohemian Zone block model cross section at 23365E

Figure 15-8 Bohemian Zone block model at 806m level

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15.3      Sectional Modeling

In 1997, a hand-calculated, sectional resource was estimated for the North Slope zone by Earl Detra (Viceroy internal memo dated Oct. 20, 1997). A total of eight cross-sections with geology and gold assay values were cut through the North Slope zone. These sections were interpreted as to geological framework, and mineralized zones above the cutoff were drawn. Subsequently, the mineralized zones were broken down into polygons based on distance from data and the areas of the polygons were measured.

The cross-sectional polygons were assumed to project half way to the adjacent sections. Because of the relatively early stage of exploration at the North Slope zone, the distance between sections is as much as 120 metres. This is a fairly long projection, but continuity along section appears to be as much as 150 metres, so it was believed that projecting grades the maximum distance of 61 metres from the section was not unreasonable.

The cutoff grade used for composite creation was 0.5 grams/tonne Au, over a minimum length of 4 metres. Two consecutive meters of internal waste were permitted if the overall grade of added material exceeded the basic 0.5 gpt Au cutoff. On occasion, where a very high grade (>10 gpt Au) sample was present, additional material below cutoff may have been added to make a mineable thickness.

In general, trench data were used only to determine the geometry of the mineralized zones. However, one trench was used for grade extrapolation (TRNS97-01), because it cut the entire mineralized zone and the grade was similar to a nearby drill hole.

Because of the geological resource nature of this calculation, there was no attempt to correlate ore zones between sections. Detra states that “mining experience at Brewery Creek shows that correlation between sections is not always clear, even on 25 metre sections, but that mineable zones are normally present.”

Mineralization was projected 25 metre outward beyond the first and last sections.

Grades for the polygons were taken directly from the nearest drill hole composite. If a polygon were positioned midway between two drill holes, it received a grade which was the mean of the two drill hole intercepts.

If the drill hole or trench intercept ended in material above the cutoff grade, this information was used to draw the polygon, but no grade was extrapolated to an area. Exceptions occurred if the indicated interval was of 4 metres or more and continuity looked geologically reasonable.

Detra classified the North Slope resources as “measured”, “indicated” and “inferred” based on the distance to the nearest composite interval. Using these parameters, just over half of the material fell into the “measured and indicated” categories. In light of industry standards currently established for mineral resource estimation, this resource has all been downgraded to the ‘inferred’ category mainly due to the wide drill spacing and lack of correlation between sections.

The majority of the geological resource of the North Slope Zone is hosted within very weakly oxidized material. Bottle roll tests conducted on samples from the 1997 RC drilling program showed no apparent relationship between gold recovery and depth from surface, although the best recoveries were always within the top 30 metres. Recoveries ranged from 2% to 75% with an average recovery of 23%.

Figure 19.9 on the following page is a cross section through the North Slope deposit showing the sectional zone interpretation.

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RC97-1683
RC94-892
RC96-1665
RC94-893
TR94-X3
RC94-1013
20900N
21000N
1100El
1000El
900El
Argillite & Sandstone
Argillite & Sandstone
A1
A2
A3
A4
A5
A6
A8
B1
B2
Quartz Monzonite
VICEROY RESOURCES
North Slope Zone
Drillhole Section 20590E
Looking West
Plan No.
Date: 17-Oct-97

Figure 15-9 North Slope Zone cross section showing sectional resource blocks

BREWERY CREEK GOLD PROJECT

15.4      Classification

The Brewery Creek mine classified its resources on the basis on nominal drill-hole spacing. Resources were considered to be ‘measured and indicated’ if drilled on a 25-metre by 25 metre spacing. In the MRDI 1999 audit it was stated that ‘this is acceptable industry practice, but should be supported by search parameters (minimum distance to composites and minimum number o f composites) that are determined by variography.”

The most recent resource estimations used a minimum of 3 composites to estimate a block and the number of composites used and distance to the nearest composite were recorded for each block. Due to the fairly tight drill spacing, most blocks within the zone constraints were within 25 metres of at least one composite. The one exception was the Bohemian zone where about 12.8% of the resource tonnes were contained in blocks that were greater than 25 metres from the closest composite but less than 1% in blocks that were more than 40 metres distant.

In 1997, a hand-calculated, sectional resource was estimated for the North Slope zone which has been drilled at a wider spacing of approximately 100 x 50 metres. Although measured and indicated categories were estimated based on distances to the nearest composite, this resource has been downgraded to ‘inferred’ to comply with current industry standards.

Since parameters for a ‘measured’ category were never defined for the block models, the current resources are all assigned to the ‘indicated’ or ‘inferred’ category. The following tables show the current mineral resources at a cutoff grade of 0.5 gpt Au:

Table 15-4 Brewery Creek Indicated Resources
Zone	Tonnes > Cutoff	Grade gpt/ Au	Recov. Grade gpt Au	Total In-situ oz	Estimated Recov. oz
W.Big Rock	815,800	1.133	0.764	29,700	20,000
E.Big Rock	1,017,400	0.907	0.577	29,700	19,000
Bohemian	1,180,900	1.126	0.702	42,800	27,000
Lower Fosters	961,900	1.387	0.576	42,900	18,000
Total*	3,975,900	1.135	0.652	145,000	83,000

* rounding of values accounts for minor discrepancies in totals

Table 15-5 North Slope Inferred Resource
Zone	Tonnes >= Cutoff	Grade gpt Au	Total oz
North Slope	2,214,000	2.01	143,000

Recovery factors were not estimated for the North Slope zone due to lack of data at the time of the study. More recent bottle roll tests on 9 samples from the 1997 RC drill program yielded recoveries ranging from 2% to 75% with an average recovery of 23%.

As part of their 1999 audit, MRDI conducted a bias check on each of the deposits to verify if the resource model grades were statistically unbiased with respect to the composite grades. It was concluded that there was no apparent bias between declustered composite grades and the estimated block grades on a bench by bench basis. Composite and block grades within the mineralized zone located inside the pit shells reconciled particularly well.

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16.0      OTHER RELEVANT DATA AND INFORMATION

16.1       Mineral Occurrence of API Grade Barite

Preliminary exploration and metallurgical work was conducted in 2002 to investigate the size and grade of a barite deposit for use in Approved Petroleum Industry (API) drilling mud. In 2002, two RC holes totalling 77 metres were drilled on a prominent barite hill top (see Plate 1), 400 metres NW of the Kokanee Pit. Representative samples from surface exposures, existing drill core that intersected barite beds in footwall rocks of the Kokanee Pit and the two RC holes were sent to Highwood Resources’ barite processing facility in Lethbridge, Alberta for specific gravity tests, whole rock and soluble calcium analysis.

Field mapping of the prominent barite hill top and vertical drill hole intercepts of 27.4 and 37.8 metres, including SE extensions of the bed in the footwall of the Kokanee Pit, indicate a significant deposit of bedded barite. Drill hole intercepts are interpreted to approximate true thicknesses (within 10-15%) as bedding orientations display gentle (10-200) dips. Bed thickness is interpreted to range from 20-25 metres that is thickened to more than 40 metres along the hinge of a south vergent fold (i.e. barite hill top). This folding is verified by surface bedding orientations and similar minor scale structures within the barite bed.

In general the testwork indicates that the majority of the barite meets the standard for API approved drilling mud (see table 20.1) . Two of the eight samples failed the density test (less than 4.2) . Whole rock analysis indicates that the low density is due to high silica and iron content that appears localized to the top 4 metres of the barite bed where it forms a gradational contact with overlying, cherty argillite. Soluble calcium results were exceptional, ranging from 8-44 ppm. The maximum allowable limit of soluble calcium for API grade barite is 250 ppm.

Although definition drilling and comprehensive metallurgical and environmental testing is required to establish the economic potential of this barite occurrence further work should first concentrate on scoping studies to determine product pricing, process flowsheet requirements and overall market conditions in the Arctic. Capital, operating and transportation costs should also be established in order to determine what annual demand would be required to support a processing facility at Brewery Creek.

Table 16-1 Comparison of Mountain Minerals Monthly Composite vs. Viceroy Test Results

Samples	Mtn. Min. Mthly	Avg. VRC less 0-4 m *	DDH 76 57-59m	NE Bed	Bar. Hill	K1 Pit	RC 2312 8-10m	RC 2312 32-34m	RC 2311 2-4m	RC 2311 22-24m
SG		4.32	4.37	4.17	4.39	4.24	4.28	4.3	4.07	4.35
Whole Rock	%	%	%	%	%	%	%	%	%	%
AL2 O3	4.38	0.92	0.75	1.08	0.68	0.96	1.18	1.09	1.75	0.91
BaO	59.76	60.26	61.2	55.94	61.04	58.49	58.79	59.88	53.17	60.41
CaO	0.11	0.06	0.13	0.06	0.03	0.06	0.08	0.03	0.05	0.05
Fe2 O3	0.26	0.2	0.21	0.32	0.11	0.1	0.27	0.25	0.47	0.18
MgO	0.12	0.05	0.09	0.08	0.03	0.03	0.06	0.06	0.05	0.04
SiO2	6.82	4.53	3.77	10.85	3.28	8.02	6.43	5.02	13.67	4.16
LOI	0.8	0.76	0.58	0.73	0.57	0.74	1.07	0.94	0.66	0.66
Trace El.	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
Sr	66	236	161	233	193	284	274	304	202	248
B	67	55	51	55	57	61	58	49	46	58
Se	<5	<5	<5	<5	<5	<5	<5	<5	<5	<5
Ag	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1
Cu	9	7	10	10	5	6	10	7	17	5

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Samples	Mtn. Min. Mthly	Avg. VRC less 0-4 m *	DDH 76 57-59m	NE Bed	Bar. Hill	K1 Pit	RC 2312 8-10m	RC 2312 32-34m	RC 2311 2-4m	RC 2311 22-24m
Pb	6	5	12	8	8	<2	4	<2	10	<2
Zn	16	54	79	67	20	13	67	49	54	57
As	<5	5	5	19	<5	5	<5	7	11	11
Hg	<3	5	9	6	5	6	4	3	5	3
Cd	<.01	0.5	0.4	0.1	<0.1	<0.1	0.3	<0.1	<.01	1.2
Ni	<1	10	11	11	3	1	10	8	6	17
Cr	4	14	11	9	8	5	9	4	21	3
V	4	20	25	40	8	21	26	26	59	16
Soluble Calcium		25	44		16	16	16	8		16

* “Avg. VRC less 0-4 m” data calculated excluding samples representing top four metres of barite horizon (NE Dip Bed, Ki Pit and RC2311(2-4 metres).

17      INTERPRETATION AND CONCLUSIONS

The current data and information are adequate for the assumptions, conclusions and recommendations included in this report. Although the mine is currently in a reclamation and closure phase, geological and structural mapping in 2002 and 2003 has developed a more regionally consistent structural model that offers potential for the discovery of additional oxide and higher grade sulphide deposits. Drilling to date has been inadequate in assessing this potential. Comprehensive structural and stratigraphic mapping needs to continue outboard from the main Reserve Trend deposits to define the potential of other polydeformed, regional fold closures that may have acted as deep seated, extensional sinks for later gold deposition. In a current environment of improving gold prices and approximately 2 million tonnes of useable space left on the heap leach pad, indicated resources of 145,000 ounces and inferred resources of 143,000 ounces may prove economically feasible in the future. The 5 kilometre Classic structure, of which only one kilometre has been drill tested, needs further work to define possible higher grade areas and its relationship with the regional deformation history.

The relationship between the deep sulphide target and the Reserve Trend, oxide deposits to the south remains unclear. However, based on known SE dipping, listric normal faulting at the Earn Road River group contact, the Reserve Trend may represent the same synclinal hinge in stratigraphically higher Earn Group rocks that has been progressively down dropped and displaced as much as 300 metres to the SE during D4 deformation. Significant gold deposition is localized along major stratigraphic, formation boundaries where competency contrasts and brittle deformation would most likely be maximized. Pre-existing structures (i.e. fold hinges) orientated ENE would conceptually undergo maximum extension during D4 deformation, producing the more prospective gold deposits.

The geologic setting of the Brewery Creek gold deposits is similar to the setting at Donlin Creek, Alaska, where NovaGold has been successful in outlining a significant resource of sulphide related gold mineralization currently being evaluated by PlacerDome. In both deposits gold mineralization and associated alteration is closely related to high-level felsic intrusive rocks intruding deep marine sediments. Gold and associated arsenic and antimony mineralization is hosted by both intrusive and sedimentary lithologies. In addition to the similar mineralization and alteration characteristics, the age and scale of the districts are also similar to Donlin Creek and underscore the necessity for further work

18      RECOMMENDATIONS

Continued exploration work at Brewery Creek is recommended. Work should continue on detailed structural mapping of existing trenches and road exposures and re-logging of the deeper drill holes on the property in order to refine local controls to gold mineralization and how they relate to the regional deformation model. This mapping and re-synthesis of available data is critical to defining blind, higher grade sulphide targets at depth. In particular, priority should be given to defining extensions of the structurally complex areas in the Moosehead, Bohemian-Sleemans Trend and the Classic Zone.

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BREWERY CREEK GOLD PROJECT

Drilling is recommended in the Pacific, Blue and Classic Zones. The proposed holes from the 2004 program that were not completed should also be drilled (Table 19-1).

Table 18-1 Location and Orientation of Proposed Core Holes

Proposed Hole ID	Mine Northing	Mine Easting	Elev (m)	Mine Azim	Dip	Length (m)
PP05-01	19,600.00	17,775.00	no data	180	-60Ú	150
PP05-02	19,550.00	18,200.00	no data	150	-50Ú	200
PP05-03	19,550.00	18,200.00	no data	360	-50Ú	200
PP05-04	19,525.00	17,200.00	no data	045	-65Ú	150

18.1      Proposed Exploration Budget

Based on the work recommendations stated above an exploration program and budget are proposed below.

Phase I Mapping and Drilling Program
HQ Core Drilling	2700 metres @ $150/m	$405,000
Mob/Demob of drill equipment		$10,000
Down hole survey		$10,000
Geologist	4 months @ $10000/month	$40,000
Geological technicians (2)	3 months @ $10000/month	$30,000
Assays	1350 samples $25/sample	$33,750
Vehicle	3 months @ $2500/month	$7,500
Camp	720 mandays @ $75/day	$54,000
Site Prep & Reclamation		$37,000
Travel & accom		$15,000
Report Prep		$10,000
Freight		$10,000
Supplies		$20,000
Contingency @ 10%		$68,000
	Total	$750,250

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BREWERY CREEK GOLD PROJECT

Phase II Drilling Program
HQ Core Drilling	4500 metres @ $150/m	$675,000
RC Drilling	2500 metres @ $95/m	$237,500
Mob/Demob of drill equipment		$35,000
Down hole survey		$15,000
Sr. Geologist	6 months @ $10,000/month	$60,000
Jr. Geologist	3 months @ $7,500/month	$22,500
Geological technicians (4)	3 months @ $20,000/month	$60,000
Assays	3500 samples $25/sample	$87,500
Vehicles (2)	3 months @ $2500/month	$15,000
Camp	1500 mandays @ $75/day	$112,500
Site Prep & Reclamation		$120,000
Travel & accom		$35,000
Report Prep		$16,000
Freight		$40,000
Supplies		$60,000
Contingency @ 10%		$159,000
	Total	$1,750,000

If results from this first phase core drilling program are favourable the phase 2 drilling campaign would follow. Other targets generated from structural mapping and data synthesis in Phase 1 would also be incorporated into this phase 2 program. Estimated expenditures for both phases amounts to $2.5 million.

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BREWERY CREEK GOLD PROJECT

19      REFERENCES

Bidwell, G., 1992, 1992 Brewery Creek Exploration Progress Report, Hemlo Gold Mines Ltd.

Chryssoulis, S., Agha, U., 1990, Gold Process Mineralogy of Select Samples From Brewery Creek, Process Mineralogy, Surface Science Western, University of Western Ontario.

Detra, E., 1997, Internal Viceroy Exploration Canada Inc. Memorandum, North Slope Zone Resource Estimate

Diment, R ., 2002, Revised Structural Model and Proposal for Deep Sulphide Exploration Drilling at Brewery Creek, Internal Report

Diment, R. and Lindberg, P, 2003: Brewery Creek Gold Ore Deposit Mapping Project, Internal Report for Novagold Canada, Inc.

Diment, R., 2002, Two Internal Memorandums Summarizing Resource Potential and Results of Metallurgical Testwork Regardinf Bedded Barite at Brewery Creek.

Diment, R.,1997, Brewery Creek Exploration Progress Report, Viceroy International Exploration, Inc. Whitehorse, Yukon.

Diment, R.,1996, Brewery Creek Exploration Progress Report, Viceroy International Exploration, Inc. Whitehorse, Yukon.

Diment, R. and Simpson, R., 2003: Brewery Creek Gold Project Technical Report for SpectrumGold Inc, and 650399 B.C. Ltd.

McKay, G., 1990,1991, 1989 and 1990 Brewery Creek Exploration Progress Reports, Noranda Exploration Company Ltd.

Diment,R., Brommeland, L., Gilstrom, G., 1991 Brewery Creek Exploration Progress Report, Noranda Exploration Company Ltd.

Diment, R., 1993, 1994, 1995, Brewery Creek Assessment Reports, Loki Gold Corporation.

Dunne, K., 1995 Brewery Creek Preliminary Fluid Inclusion Study, Consulting Geologist for the Department of Indian and Northern Affairs, Whitehorse

G & T Metallurgical Services Ltd., Canada, 1997, A Preliminary Assessment of Metallurgical Response, Brewery Creek Sulphide Ore Samples, Yukon Territory Canada.

Gordon, S.P. and Anderson R.G., 1993 Geology of the Northern Cordilleran Miogeocline, Nahanni Map Area (1O5-I), Yukon and Northwest Territories, Geological Survey of Canada, Memoir 428.

Green, L.H. Geology of Nash Creek, Larsen Creek and Dawson Map areas, Yukon Territory, Geological Survey of Canada, Memoir 364.

Huska, K., 1992, Brewery Creek RVC/DDH Twinned Holes, Hemlo Gold Mines Ltd.

Mine Development Associates (MDA), February 1998, An Audit of the Brewery Creek Gold Deposits’ Resource and Reserve Estimations, Yukon Territory, Canada.

Mineral Resource Development, Inc (RDI), 1998, Order of Magnitude Capital and Operating Cost Estimate For a Plant Processing 1525 MTPD Brewery Creek Intrusive Gold Ore

Mineral Resources Development Inc. (MRDI), July 2000, Metallurgical Review, Brewery Creek.

Mineral Resources Development Inc. (MRDI), March 1999, Resource and Reserve Audit, Brewery Creek Mine, Yukon Territory.

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BREWERY CREEK GOLD PROJECT

Murphy, D.C. and Héon, D., 1994 Geological Overview of Sprague Creek Map Area, Western Selwyn Basin. In: Yukon Exploration and Geology 1993; Exploration and Geological Services Division, Yukon, Indian and Northern Affairs Canada, p. 29-46.

Norford, B.S., and Poulton, T.P., 1995: Report on one collection of fossils from the Dawson Map- areas, Yukon Territory, collected by Mr. Trevor Bremner, Yukon Geoscience Centre, 1994 (NTS 116B), Geological Survey of Canada, Paleontology Subdivision, Calgary; Report S-2-BSN-1995.

Orchard, M.J., Tempelman-Kluit, D.J., 1993: Report on Conodonts and Other Microfossils; 25 samples (4 productive ) collected by T.G. Bremner, Department of Indian and Northern Affairs, Whitehorse, 1991; Report OF-1993-57

Oxidor Gold Corporation, 1997, Report on Biooxidation Amenability Test, Brewery Creek Deposit

Oxidor Gold Corporation, 1999, Report on Preg- Robbing Inhibition Factorial Testing, Brewery Creek Mine

Park, V., 1998, Brewery Creek Exploration Progress Report, Viceroy International Exploration, Inc. Whitehorse, Yukon.

Poulsen, K.H., 1996: Carlin Type Gold Deposits: Canadian Potential?, in New Mineral Deposits of the Cordillera, Northwest Mining Association short course

Rescan Engineering Ltd., 1995: Brewery Creek Project Feasibility Report, Volume 1

Roots, C.F. and Murphy, D.C., 1992: New Developments in the Geology of the Mayo Map Area, Yukon Territory; in Current Research, Part A; Geological Survey of Canada, Paper 92-1A, p. 163-171.

Stammers, M., 2005: Summary Report on the Brewery Creek Property. Internal report for Novagold Canada Inc.

Thrall B., August 1999, Internal Memorandum Regarding Oxidor Biooxidation Testwork on Brewery Creek Sulphides

Thrall B., 2000, Internal Report Summarizing Metallurgical Testwork of Oxide Ore and Ultimate Heap Leach Pad Recovery

Viceroy Resource Corporation, 1996, 1997, 1998, 1999, 2000, 2001, Viceroy Resource Corporation Annual Reports.

Viceroy Resource Corporation, 2001, Viceroy Resource Corporations’ Annual Information Form

Yukon Territory Water Board, 2002, Amendment of Licence QZ96-007- Amendment 4

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20      CERTIFICATION OF AUTHOR

I, RONALD G. SIMPSON, P.Geo, do hereby certify that:

1.	I am a Consulting Geologist with an office at 1975 Stephens St. Vancouver, British Columbia.

2.	I graduated with an Honours Degree of Bachelor of Science in Geology from the University of British Columbia in 1975.

3.

I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registered Professional Geoscientist, No. 19513) and a Fellow of the Geological Association of Canada.

4.	I have practiced my profession continuously since 1975.

5.

I have read the definition of “qualified person” set out in National instrument 43 101 (“NI 43 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43 101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43 101.

6.

This report is based on a study of the technical data and literature available on the Brewery Creek Project. A period of 4 days was spent on site from June 23-26, 1997. Re-visiting the site was not considered to be of relevance for the purposes of this Technical Report as it is no longer possible to examine pit walls, outcrops or most drill sites due to reclamation since mine closure in 2002.

7.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43 101.

9.	I have read National Instrument 43 101 and Form 43 101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

DATED at Vancouver, British Columbia, this 4th day of November 2005.

GeoSim Services	62

Appendix I

Brewery Creek Quartz Claim and Mining Lease Status

Alexco Resources Corporation
Brewery Creek Project

Status of individual claims - updated May 2, 2005

Claim Name	Fraction	Grant No.	Lease #	Lot #	Expiry date
EEL 479		YC04543			January 20, 2008
EEL 480		YC04544			January 20, 2008
EEL 481		YC04545			January 20, 2008
EEL 482		YC04546			January 20, 2008
EEL 483		YC04547			January 20, 2008
EEL 484		YC04548			January 20, 2008
EEL 485	F	YC04557			January 20, 2008
EEL 486	F	YC04558			January 20, 2008
BDM 001		YB52721			January 20, 2010
BDM 004	F	YB52883			January 20, 2010
BDM 005	F	YB52884			January 20, 2010
EEL 313		YB40326			January 20, 2010
EEL 314		YB40327			January 20, 2010
EEL 315		YB40328			January 20, 2010
EEL 316		YB40329			January 20, 2010
EEL 317		YB40330			January 20, 2010
EEL 318		YB40331			January 20, 2010
EEL 319		YB40332			January 20, 2010
EEL 320		YB40333			January 20, 2010
EEL 321		YB40334			January 20, 2010
EEL 322		YB40335			January 20, 2010
EEL 323		YB40336			January 20, 2010
EEL 324		YB40337			January 20, 2010
EEL 325		YB40338			January 20, 2010
EEL 326		YB40339			January 20, 2010
EEL 327		YB40340			January 20, 2010
EEL 328		YB40341			January 20, 2010
EEL 329		YB40342			January 20, 2010
EEL 330		YB40343			January 20, 2010
EEL 331		YB40344			January 20, 2010
EEL 332		YB40345			January 20, 2010
EEL 333		YB40346			January 20, 2010
EEL 334		YB40347			January 20, 2010
EEL 335		YB40348			January 20, 2010
EEL 336		YB40349			January 20, 2010
EEL 337		YB40350			January 20, 2010
EEL 338		YB40351			January 20, 2010
EEL 339		YB40352			January 20, 2010
EEL 340		YB40353			January 20, 2010
EEL 341		YB40354			January 20, 2010
EEL 342		YB40355			January 20, 2010
EEL 343		YB40356			January 20, 2010
EEL 344		YB40357			January 20, 2010
EEL 345		YB40358			January 20, 2010
EEL 346		YB40359			January 20, 2010
EEL 347		YB40360			January 20, 2010
EEL 348		YB40361			January 20, 2010
EEL 349		YB40362			January 20, 2010
EEL 350		YB40363			January 20, 2010
EEL 351		YB40364			January 20, 2010
EEL 352		YB40365			January 20, 2010
EEL 353		YB40371			January 20, 2010
EEL 354		YB40372			January 20, 2010
EEL 355		YB40373			January 20, 2010
EEL 356		YB40374			January 20, 2010
EEL 357		YB40375			January 20, 2010
EEL 358		YB40376			January 20, 2010
EEL 359		YB40377			January 20, 2010
EEL 360		YB40378			January 20, 2010

Status of individual claims - updated May 2, 2005

Claim Name	Fraction	Grant No.	Lease #	Lot #	Expiry date
EEL 361		YB40379			January 20, 2010
EEL 362		YB40380			January 20, 2010
EEL 363		YB40381			January 20, 2010
EEL 364		YB40382			January 20, 2010
EEL 365		YB40383			January 20, 2010
EEL 366		YB40384			January 20, 2010
EEL 367		YB40385			January 20, 2010
EEL 368		YB40386			January 20, 2010
EEL 369		YB40387			January 20, 2010
EEL 370		YB40388			January 20, 2010
EEL 371		YB40389			January 20, 2010
EEL 372		YB40390			January 20, 2010
EEL 373		YB40393			January 20, 2010
EEL 374		YB40394			January 20, 2010
EEL 375		YB40395			January 20, 2010
EEL 376		YB40396			January 20, 2010
EEL 377		YB40397			January 20, 2010
EEL 378		YB40398			January 20, 2010
EEL 379		YB40399			January 20, 2010
EEL 380		YB40400			January 20, 2010
EEL 381		YB40401			January 20, 2010
EEL 382		YB40402			January 20, 2010
EEL 383		YB40403			January 20, 2010
EEL 384		YB40404			January 20, 2010
EEL 419		YB40439			January 20, 2010
EEL 420		YB40440			January 20, 2010
EEL 421		YB40441			January 20, 2010
EEL 422		YB40442			January 20, 2010
EEL 423		YB40443			January 20, 2010
EEL 424		YB40444			January 20, 2010
EEL 425		YB40445			January 20, 2010
EEL 426		YB40446			January 20, 2010
EEL 427		YB40447			January 20, 2010
EEL 428		YB40448			January 20, 2010
EEL 429		YB40449			January 20, 2010
EEL 430		YB40450			January 20, 2010
EEL 431		YB40451			January 20, 2010
EEL 432		YB40452			January 20, 2010
EEL 433		YB40453			January 20, 2010
EEL 434		YB40454			January 20, 2010
EEL 435		YB40455			January 20, 2010
EEL 436		YB40456			January 20, 2010
EEL 437		YB40457			January 20, 2010
EEL 438		YB40458			January 20, 2010
EEL 439		YB40459			January 20, 2010
EEL 440		YB40460			January 20, 2010
EEL 441		YB40461			January 20, 2010
EEL 442		YB40462			January 20, 2010
EEL 443		YB40463			January 20, 2010
EEL 444		YB40464			January 20, 2010
EEL 445		YB40465			January 20, 2010
EEL 446		YB40466			January 20, 2010
EEL 447		YB40467			January 20, 2010
EEL 448		YB40468			January 20, 2010
EEL 449		YB40469			January 20, 2010
EEL 450		YB40470			January 20, 2010
EEL 451		YB40471			January 20, 2010
EEL 452		YB40472			January 20, 2010
EEL 453		YB40473			January 20, 2010
EEL 454		YB40474			January 20, 2010
EEL 455		YB40475			January 20, 2010
EEL 456		YB40476			January 20, 2010
EEL 457		YB40477			January 20, 2010

Status of individual claims - updated May 2, 2005

Claim Name	Fraction	Grant No.	Lease #	Lot #	Expiry date
EEL 458		YB40478			January 20, 2010
EEL 461		YB40479			January 20, 2010
EEL 462		YB40480			January 20, 2010
EEL 463		YB40481			January 20, 2010
EEL 464		YB40482			January 20, 2010
BDM 007	F	YB88625			January 20, 2011
BDM 008	F	YB88626			January 20, 2011
EEL 385		YB40405			January 20, 2012
EEL 386		YB40406			January 20, 2012
EEL 387		YB40407			January 20, 2012
EEL 388		YB40408			January 20, 2012
EEL 389		YB40409			January 20, 2012
EEL 390		YB40410			January 20, 2012
EEL 391		YB40411			January 20, 2012
EEL 392		YB40412			January 20, 2012
EEL 393		YB40413			January 20, 2012
EEL 394		YB40414			January 20, 2012
EEL 395		YB40415			January 20, 2012
EEL 396		YB40416			January 20, 2012
EEL 397		YB40417			January 20, 2012
EEL 398		YB40418			January 20, 2012
EEL 399		YB40419			January 20, 2012
EEL 400		YB40420			January 20, 2012
EEL 401		YB40421			January 20, 2012
EEL 402		YB40422			January 20, 2012
EEL 403		YB40423			January 20, 2012
EEL 404		YB40424			January 20, 2012
EEL 405		YB40425			January 20, 2012
EEL 406		YB40426			January 20, 2012
EEL 407		YB40427			January 20, 2012
EEL 407A		YB40483			January 20, 2012
EEL 408		YB40428			January 20, 2012
EEL 408A		YB40484			January 20, 2012
EEL 409		YB40429			January 20, 2012
EEL 410		YB40430			January 20, 2012
EEL 411		YB40431			January 20, 2012
EEL 412		YB40432			January 20, 2012
EEL 413		YB40433			January 20, 2012
EEL 414		YB40434			January 20, 2012
EEL 415		YB40435			January 20, 2012
EEL 415A		YB40485			January 20, 2012
EEL 416		YB40436			January 20, 2012
EEL 416A		YB40486			January 20, 2012
EEL 417		YB40437			January 20, 2012
EEL 418		YB40438			January 20, 2012
EEL 465	F	YB45736			January 20, 2013
EEL 466	F	YB45737			January 20, 2013
EEL 467	F	YB45738			January 20, 2013
EEL 468	F	YB45739			January 20, 2013
EEL 469	F	YB45740			January 20, 2013
EEL 470	F	YB45741			January 20, 2013
EEL 067		YB39516			January 20, 2014
EEL 068		YB39517			January 20, 2014
EEL 069		YB39518			January 20, 2014
EEL 070		YB39519			January 20, 2014
EEL 071		YB39520			January 20, 2014
EEL 072		YB39521			January 20, 2014
EEL 073		YB39522			January 20, 2014
EEL 074		YB39523			January 20, 2014
EEL 075		YB39524			January 20, 2014
EEL 076		YB39525			January 20, 2014
EEL 077		YB39526			January 20, 2014
EEL 078		YB39527			January 20, 2014

Status of individual claims - updated May 2, 2005

Claim Name	Fraction	Grant No.	Lease #	Lot #	Expiry date
EEL 079		YB39528			January 20, 2014
EEL 080		YB39529			January 20, 2014
EEL 081		YB39530			January 20, 2014
EEL 082		YB39531			January 20, 2014
EEL 083		YB39532			January 20, 2014
EEL 084		YB39533			January 20, 2014
EEL 085		YB39534			January 20, 2014
EEL 086		YB39535			January 20, 2014
EEL 087		YB39536			January 20, 2014
EEL 088		YB39537			January 20, 2014
EEL 089		YB39538			January 20, 2014
EEL 090		YB39539			January 20, 2014
EEL 091		YB39540			January 20, 2014
EEL 092		YB39541			January 20, 2014
EEL 093		YB39542			January 20, 2014
EEL 094		YB39543			January 20, 2014
EEL 095		YB39544			January 20, 2014
EEL 096		YB39545			January 20, 2014
EEL 097		YB39546			January 20, 2014
EEL 098		YB39547			January 20, 2014
EEL 099		YB39548			January 20, 2014
EEL 100		YB39549			January 20, 2014
EEL 101		YB39550			January 20, 2014
EEL 102		YB39551			January 20, 2014
EEL 103		YB39552			January 20, 2014
EEL 104		YB39553			January 20, 2014
EEL 105		YB39554			January 20, 2014
EEL 106		YB39555			January 20, 2014
EEL 107		YB39556			January 20, 2014
EEL 108		YB39557			January 20, 2014
EEL 109		YB39558			January 20, 2014
EEL 110		YB39559			January 20, 2014
EEL 111		YB39560			January 20, 2014
EEL 112		YB39561			January 20, 2014
EEL 113		YB39562			January 20, 2014
EEL 114		YB39563			January 20, 2014
EEL 115		YB39564			January 20, 2014
EEL 117		YB39566			January 20, 2014
EEL 118		YB39567			January 20, 2014
EEL 119		YB39568			January 20, 2014
EEL 120		YB39569			January 20, 2014
EEL 121		YB39570			January 20, 2014
EEL 122		YB39571			January 20, 2014
EEL 123		YB39572			January 20, 2014
EEL 124		YB39573			January 20, 2014
EEL 125		YB39574			January 20, 2014
EEL 126		YB39575			January 20, 2014
EEL 127		YB39576			January 20, 2014
EEL 128		YB39577			January 20, 2014
EEL 129		YB39578			January 20, 2014
EEL 130		YB39579			January 20, 2014
EEL 131		YB39580			January 20, 2014
EEL 132		YB39581			January 20, 2014
EEL 133		YB39582			January 20, 2014
EEL 134		YB39583			January 20, 2014
EEL 135		YB39584			January 20, 2014
EEL 136		YB39585			January 20, 2014
EEL 137		YB39586			January 20, 2014
EEL 138		YB39587			January 20, 2014
EEL 139		YB39588			January 20, 2014
EEL 140		YB39589			January 20, 2014
EEL 141		YB39590			January 20, 2014
EEL 142		YB39591			January 20, 2014

Status of individual claims - updated May 2, 2005

Claim Name	Fraction	Grant No.	Lease #	Lot #	Expiry date
EEL 143		YB39592			January 20, 2014
EEL 144		YB39593			January 20, 2014
EEL 145		YB39594			January 20, 2014
EEL 146		YB39595			January 20, 2014
EEL 147		YB39596			January 20, 2014
EEL 148		YB39597			January 20, 2014
EEL 149		YB39598			January 20, 2014
EEL 150		YB39599			January 20, 2014
EEL 151		YB39600			January 20, 2014
EEL 152		YB39601			January 20, 2014
EEL 153		YB39602			January 20, 2014
EEL 154		YB39603			January 20, 2014
EEL 155		YB39604			January 20, 2014
EEL 156		YB39605			January 20, 2014
EEL 157		YB39606			January 20, 2014
EEL 158		YB39607			January 20, 2014
EEL 159		YB39608			January 20, 2014
EEL 160		YB39609			January 20, 2014
EEL 161		YB39610			January 20, 2014
EEL 162		YB39611			January 20, 2014
EEL 163		YB39612			January 20, 2014
EEL 164		YB39613			January 20, 2014
EEL 165		YB39614			January 20, 2014
EEL 166		YB39615			January 20, 2014
EEL 167		YB39616			January 20, 2014
EEL 168		YB39617			January 20, 2014
EEL 169		YB39618			January 20, 2014
EEL 170		YB39619			January 20, 2014
EEL 171		YB39620			January 20, 2014
EEL 172		YB39621			January 20, 2014
EEL 173		YB39622			January 20, 2014
EEL 174		YB39623			January 20, 2014
EEL 175		YB39624			January 20, 2014
EEL 176		YB39625			January 20, 2014
EEL 177		YB39626			January 20, 2014
EEL 178		YB39627			January 20, 2014
EEL 179		YB39628			January 20, 2014
EEL 180		YB39629			January 20, 2014
EEL 181		YB39630			January 20, 2014
EEL 182		YB39631			January 20, 2014
EEL 183		YB39632			January 20, 2014
EEL 184		YB39633			January 20, 2014
EEL 185		YB39634			January 20, 2014
EEL 186		YB39635			January 20, 2014
EEL 187		YB39636			January 20, 2014
EEL 188		YB39637			January 20, 2014
EEL 189		YB39638			January 20, 2014
EEL 190		YB39639			January 20, 2014
EEL 191		YB39640			January 20, 2014
EEL 192		YB39641			January 20, 2014
EEL 195		YB39642			January 20, 2014
EEL 196		YB39643			January 20, 2014
EEL 197		YB39644			January 20, 2014
EEL 198		YB39645			January 20, 2014
EEL 199		YB39646			January 20, 2014
EEL 200		YB39647			January 20, 2014
EEL 201		YB39648			January 20, 2014
EEL 202		YB39649			January 20, 2014
EEL 203		YB39650			January 20, 2014
EEL 204		YB39651			January 20, 2014
EEL 205		YB39652			January 20, 2014
EEL 206		YB39653			January 20, 2014
EEL 207		YB39654			January 20, 2014

Status of individual claims - updated May 2, 2005

Claim Name	Fraction	Grant No.	Lease #	Lot #	Expiry date
EEL 208		YB39655			January 20, 2014
EEL 209		YB39656			January 20, 2014
EEL 210		YB39657			January 20, 2014
EEL 211		YB39658			January 20, 2014
EEL 212		YB39659			January 20, 2014
EEL 213		YB39660			January 20, 2014
EEL 214		YB39661			January 20, 2014
EEL 215		YB39662			January 20, 2014
EEL 216		YB39663			January 20, 2014
EEL 217		YB39664			January 20, 2014
EEL 218		YB39665			January 20, 2014
EEL 219		YB39666			January 20, 2014
EEL 220		YB39667			January 20, 2014
EEL 221		YB39668			January 20, 2014
EEL 222		YB39669			January 20, 2014
EEL 223		YB39670			January 20, 2014
EEL 224		YB39671			January 20, 2014
EEL 225		YB39672			January 20, 2014
EEL 226		YB39673			January 20, 2014
EEL 227		YB39674			January 20, 2014
EEL 228		YB39675			January 20, 2014
EEL 229		YB39676			January 20, 2014
EEL 230		YB39677			January 20, 2014
EEL 231		YB39678			January 20, 2014
EEL 232		YB39679			January 20, 2014
EEL 233		YB39680			January 20, 2014
EEL 234		YB39681			January 20, 2014
EEL 235		YB39682			January 20, 2014
EEL 236		YB39683			January 20, 2014
EEL 237		YB39684			January 20, 2014
EEL 238		YB39685			January 20, 2014
EEL 239		YB39686			January 20, 2014
EEL 240		YB39687			January 20, 2014
EEL 241		YB39688			January 20, 2014
EEL 242		YB39689			January 20, 2014
EEL 243		YB39690			January 20, 2014
EEL 244		YB39691			January 20, 2014
EEL 245		YB39692			January 20, 2014
EEL 246		YB39693			January 20, 2014
EEL 247		YB39694			January 20, 2014
EEL 248		YB39695			January 20, 2014
EEL 249		YB39696			January 20, 2014
EEL 250		YB39697			January 20, 2014
EEL 251		YB39698			January 20, 2014
EEL 252		YB39699			January 20, 2014
EEL 253		YB39700			January 20, 2014
EEL 254		YB39701			January 20, 2014
EEL 255		YB39702			January 20, 2014
EEL 256		YB39703			January 20, 2014
EEL 257		YB39704			January 20, 2014
EEL 258		YB39705			January 20, 2014
EEL 259		YB39706			January 20, 2014
EEL 260		YB39707			January 20, 2014
EEL 261		YB39708			January 20, 2014
EEL 262		YB39709			January 20, 2014
EEL 263		YB39710			January 20, 2014
EEL 264		YB39711			January 20, 2014
EEL 265		YB39712			January 20, 2014
EEL 266		YB39713			January 20, 2014
EEL 267		YB39714			January 20, 2014
EEL 268		YB39715			January 20, 2014
EEL 269		YB39716			January 20, 2014
EEL 270		YB39717			January 20, 2014

Status of individual claims - updated May 2, 2005

Claim Name	Fraction	Grant No.	Lease #	Lot #	Expiry date
EEL 271		YB39718			January 20, 2014
EEL 272		YB39719			January 20, 2014
EEL 273		YB39720			January 20, 2014
EEL 274		YB39721			January 20, 2014
EEL 465		YB40557			January 20, 2015
EEL 466		YB40558			January 20, 2015
EEL 467		YB40559			January 20, 2015
EEL 468		YB40560			January 20, 2015
EEL 469		YB40561			January 20, 2015
EEL 470		YB40562			January 20, 2015
EEL 471		YB40563			January 20, 2015
EEL 472		YB40564			January 20, 2015
EEL 473		YB40565			January 20, 2015
EEL 474		YB40566			January 20, 2015
EEL 475		YB40567			January 20, 2015
EEL 476		YB40568			January 20, 2015
EEL 477		YB40569			January 20, 2015
EEL 478		YB40570			January 20, 2015
EEL 281		YB40252			January 20, 2015
EEL 282		YB40253			January 20, 2015
EEL 283		YB40254			January 20, 2015
EEL 284		YB40255			January 20, 2015
EEL 285		YB40256			January 20, 2015
EEL 286		YB40257			January 20, 2015
EEL 287		YB40258			January 20, 2015
EEL 288		YB40259			January 20, 2015
EEL 293		YB40264			January 20, 2015
EEL 294		YB40265			January 20, 2015
EEL 295		YB40266			January 20, 2015
EEL 296		YB40267			January 20, 2015
EEL 297		YB40268			January 20, 2015
EEL 299		YB40321			January 20, 2015
EEL 300		YB40322			January 20, 2015
EEL 301		YB40283			January 20, 2015
EEL 302		YB40284			January 20, 2015
EEL 303		YB40285			January 20, 2015
EEL 304		YB40323			January 20, 2015
EEL 305		YB40286			January 20, 2015
EEL 306		YB40287			January 20, 2015
EEL 307		YB40288			January 20, 2015
EEL 308		YB40366			January 20, 2015
EEL 309		YB40367			January 20, 2015
EEL 310		YB40368			January 20, 2015
EEL 311		YB40369			January 20, 2015
EEL 312		YB40370			January 20, 2015
FLEE 091	F	YB40131			January 20, 2015
FLEE 092	F	YB40132			January 20, 2015
FLEE 093	F	YB40133			January 20, 2015
FLEE 094	F	YB40134			January 20, 2015
FLEE 095	F	YB40135			January 20, 2015
FLEE 098	F	YB40139			January 20, 2015
FLEE 099	F	YB40140			January 20, 2015
FLEE 100	F	YB40141			January 20, 2015
FLEE 101	F	YB40142			January 20, 2015
FLEE 102	F	YB40143			January 20, 2015
FLEE 103	F	YB40144			January 20, 2015
FLEE 104	F	YB40145			January 20, 2015
FLEE 105		YB40270			January 20, 2015
FLEE 106		YB40271			January 20, 2015
FLEE 107		YB40272			January 20, 2015
FLEE 108		YB40273			January 20, 2015
FLEE 109		YB40274			January 20, 2015
FLEE 110		YB40275			January 20, 2015

Status of individual claims - updated May 2, 2005

Claim Name	Fraction	Grant No.	Lease #	Lot #	Expiry date
FLEE 111		YB40276			January 20, 2015
FLEE 112		YB40277			January 20, 2015
FLEE 113		YB40278			January 20, 2015
FLEE 114		YB40279			January 20, 2015
FLEE 115		YB40280			January 20, 2015
FLEE 116		YB40281			January 20, 2015
FLEE 117		YB40282			January 20, 2015
FLEE 118		YB40317			January 20, 2015
FLEE 119		YB40318			January 20, 2015
FLEE 120		YB40319			January 20, 2015
FLEE 121		YB40320			January 20, 2015
LEE 088		YB40324			January 20, 2015
LEE 089		YB40325			January 20, 2015
EEL 001		YB23313			January 20, 2017
EEL 011		YB23323			January 20, 2017
EEL 012		YB23324			January 20, 2017
EEL 013		YB23325			January 20, 2017
EEL 014		YB23326			January 20, 2017
EEL 015		YB23327			January 20, 2017
EEL 016		YB23328			January 20, 2017
EEL 017		YB23329			January 20, 2017
EEL 018		YB23330			January 20, 2017
EEL 019		YB23331			January 20, 2017
EEL 020		YB23332			January 20, 2017
EEL 031		YB23343			January 20, 2017
EEL 032		YB23344			January 20, 2017
EEL 033		YB23345			January 20, 2017
EEL 034		YB23346			January 20, 2017
EEL 035		YB23347			January 20, 2017
EEL 036		YB23348			January 20, 2017
EEL 037		YB23349			January 20, 2017
EEL 038		YB23350			January 20, 2017
EEL 039		YB23351			January 20, 2017
EEL 040		YB23352			January 20, 2017
EEL 041		YB23353			January 20, 2017
EEL 042		YB23354			January 20, 2017
EEL 043		YB23355			January 20, 2017
EEL 044		YB23356			January 20, 2017
EEL 045		YB23357			January 20, 2017
EEL 046		YB23358			January 20, 2017
EEL 047		YB23359			January 20, 2017
EEL 048		YB23360			January 20, 2017
EEL 049		YB23361			January 20, 2017
EEL 050		YB23362			January 20, 2017
EEL 051		YB23363			January 20, 2017
EEL 052		YB23364			January 20, 2017
EEL 054		YB23908			January 20, 2017
EEL 056		YB23910			January 20, 2017
EEL 058		YB23912			January 20, 2017
EEL 059		YB23913			January 20, 2017
EEL 060		YB23914			January 20, 2017
EEL 061		YB23915			January 20, 2017
EEL 062		YB23916			January 20, 2017
EEL 063		YB23917			January 20, 2017
EEL 064		YB23918			January 20, 2017
EEL 065		YB23919			January 20, 2017
EEL 066		YB23920			January 20, 2017
ELE 001		YB23541			January 20, 2017
ELE 002		YB23542			January 20, 2017
ELE 003		YB23543			January 20, 2017
ELE 004		YB23544			January 20, 2017
ELE 011		YB23551			January 20, 2017
ELE 012		YB23552			January 20, 2017

Status of individual claims - updated May 2, 2005

Claim Name	Fraction	Grant No.	Lease #	Lot #	Expiry date
ELE 013		YB23553			January 20, 2017
ELE 014		YB23554			January 20, 2017
ELE 015		YB23555			January 20, 2017
ELE 016		YB23556			January 20, 2017
ELE 021		YB23777			January 20, 2017
ELE 022		YB23778			January 20, 2017
ELE 023		YB23779			January 20, 2017
ELE 024		YB23780			January 20, 2017
ELE 025		YB23781			January 20, 2017
ELE 026		YB23782			January 20, 2017
ELE 027		YB23783			January 20, 2017
ELE 028		YB23784			January 20, 2017
ELE 029		YB23785			January 20, 2017
ELE 030		YB23786			January 20, 2017
ELE 031		YB23787			January 20, 2017
ELE 032		YB23788			January 20, 2017
ELE 033		YB23789			January 20, 2017
ELE 034		YB23790			January 20, 2017
ELE 035		YB23791			January 20, 2017
ELE 036		YB23792			January 20, 2017
ELE 037		YB23793			January 20, 2017
ELE 038		YB23794			January 20, 2017
ELE 039		YB23795			January 20, 2017
ELE 040		YB23796			January 20, 2017
ELE 041		YB23797			January 20, 2017
ELE 042		YB23798			January 20, 2017
ELE 043		YB23799			January 20, 2017
ELE 044		YB23800			January 20, 2017
ELE 045		YB23801			January 20, 2017
ELE 046		YB23802			January 20, 2017
ELE 047		YB23803			January 20, 2017
ELE 048		YB23804			January 20, 2017
ELE 049		YB23805			January 20, 2017
ELE 050		YB23806			January 20, 2017
ELE 051		YB23807			January 20, 2017
ELE 052		YB23808			January 20, 2017
ELE 053		YB23809			January 20, 2017
ELE 054		YB23810			January 20, 2017
ELE 055		YB23811			January 20, 2017
ELE 056		YB23812			January 20, 2017
ELE 057		YB23813			January 20, 2017
ELE 058		YB23814			January 20, 2017
ELE 059		YB23815			January 20, 2017
ELE 060		YB23816			January 20, 2017
ELE 061		YB23817			January 20, 2017
ELE 062		YB23818			January 20, 2017
ELE 063		YB23819			January 20, 2017
ELE 064		YB23820			January 20, 2017
ELE 065		YB23821			January 20, 2017
ELE 066		YB23822			January 20, 2017
ELE 067		YB23823			January 20, 2017
ELE 068		YB23824			January 20, 2017
ELE 069		YB23825			January 20, 2017
ELE 070		YB23826			January 20, 2017
ELE 071		YB23827			January 20, 2017
ELE 072		YB23828			January 20, 2017
ELE 073		YB23829			January 20, 2017
ELE 074		YB23830			January 20, 2017
ELE 075		YB23831			January 20, 2017
ELE 076		YB23832			January 20, 2017
ELE 077		YB23833			January 20, 2017
ELE 078		YB23834			January 20, 2017
ELE 079		YB23835			January 20, 2017

Status of individual claims - updated May 2, 2005

Claim Name	Fraction	Grant No.	Lease #	Lot #	Expiry date
ELE 080		YB23836			January 20, 2017
FLEE 001		YB23923			January 20, 2017
FLEE 002		YB23924			January 20, 2017
FLEE 003		YB23925			January 20, 2017
FLEE 004		YB23926			January 20, 2017
FLEE 005		YB23927			January 20, 2017
FLEE 006		YB23928			January 20, 2017
FLEE 007		YB23929			January 20, 2017
FLEE 008		YB23930			January 20, 2017
FLEE 009		YB23931			January 20, 2017
FLEE 010		YB23932			January 20, 2017
FLEE 011		YB23933			January 20, 2017
FLEE 012		YB23934			January 20, 2017
FLEE 013		YB23935			January 20, 2017
FLEE 014		YB23936			January 20, 2017
FLEE 015		YB23937			January 20, 2017
FLEE 016		YB23938			January 20, 2017
FLEE 017		YB23939			January 20, 2017
FLEE 018		YB23940			January 20, 2017
FLEE 019		YB23941			January 20, 2017
FLEE 021		YB23943			January 20, 2017
FLEE 022		YB23944			January 20, 2017
FLEE 023		YB23945			January 20, 2017
FLEE 024		YB23946			January 20, 2017
FLEE 025		YB23947			January 20, 2017
FLEE 026		YB23948			January 20, 2017
FLEE 027		YB23949			January 20, 2017
FLEE 028		YB23950			January 20, 2017
FLEE 029		YB23951			January 20, 2017
FLEE 030		YB23952			January 20, 2017
FLEE 031		YB23953			January 20, 2017
FLEE 032		YB23954			January 20, 2017
FLEE 037		YB23959			January 20, 2017
FLEE 039		YB23961			January 20, 2017
FLEE 040		YB23962			January 20, 2017
FLEE 041		YB23963			January 20, 2017
FLEE 042		YB23964			January 20, 2017
FLEE 043		YB23965			January 20, 2017
FLEE 044		YB23966			January 20, 2017
FLEE 045		YB23967			January 20, 2017
FLEE 046		YB23968			January 20, 2017
FLEE 047		YB23969			January 20, 2017
FLEE 048		YB23970			January 20, 2017
FLEE 049		YB23971			January 20, 2017
FLEE 050		YB23972			January 20, 2017
FLEE 052		YB23974			January 20, 2017
FLEE 054		YB23976			January 20, 2017
FLEE 055		YB23977			January 20, 2017
FLEE 056		YB23978			January 20, 2017
FLEE 057		YB23979			January 20, 2017
FLEE 058		YB23980			January 20, 2017
FLEE 059		YB23981			January 20, 2017
FLEE 060		YB23982			January 20, 2017
FLEE 061		YB23983			January 20, 2017
FLEE 062		YB23984			January 20, 2017
FLEE 063		YB23985			January 20, 2017
FLEE 064		YB23986			January 20, 2017
FLEE 065		YB23987			January 20, 2017
FLEE 066		YB23988			January 20, 2017
FLEE 067		YB23989			January 20, 2017
FLEE 068		YB23990			January 20, 2017
FLEE 069		YB23991			January 20, 2017
FLEE 070		YB23992			January 20, 2017

Status of individual claims - updated May 2, 2005

Claim Name	Fraction	Grant No.	Lease #	Lot #	Expiry date
FLEE 071		YB23993			January 20, 2017
FLEE 072		YB23994			January 20, 2017
FLEE 073		YB23995			January 20, 2017
FLEE 074		YB23996			January 20, 2017
FLEE 075		YB23997			January 20, 2017
FLEE 076		YB23998			January 20, 2017
FLEE 077		YB23999			January 20, 2017
FLEE 078		YB24000			January 20, 2017
FLEE 079		YB30004			January 20, 2017
FLEE 080		YB30005			January 20, 2017
FLEE 081		YB30006			January 20, 2017
FLEE 082		YB30007			January 20, 2017
FLEE 083		YB30008			January 20, 2017
FLEE 084		YB30009			January 20, 2017
FLEE 085		YB30010			January 20, 2017
FLEE 086		YB30011			January 20, 2017
FLEE 087		YB30012			January 20, 2017
FLEE 088		YB30013			January 20, 2017
FLEE 089		YB30014			January 20, 2017
FLEE 090		YB30015			January 20, 2017
FLEE 091		YB30016			January 20, 2017
FLEE 092		YB30017			January 20, 2017
FLEE 093		YB30018			January 20, 2017
FLEE 094		YB30019			January 20, 2017
FLEE 095		YB30020			January 20, 2017
FLEE 096		YB30021			January 20, 2017
FLEE 097		YB30022			January 20, 2017
FLEE 098		YB30023			January 20, 2017
FLEE 099		YB30024			January 20, 2017
FLEE 100		YB30025			January 20, 2017
FLEE 101		YB30026			January 20, 2017
FLEE 102		YB30027			January 20, 2017
FLEE 103		YB30028			January 20, 2017
FLEE 104		YB30029			January 20, 2017
LEE 077		YB23207			January 20, 2017
LEE 078		YB23208			January 20, 2017
LEE 083		YB38729			January 20, 2017
LEE 084		YB38730			January 20, 2017
LEE 085		YB38731			January 20, 2017
EEL 002		YB23314	4206	1013	May 31, 2016
EEL 003		YB23315	4207	1015	May 31, 2016
EEL 004		YB23316	4208	1014	May 31, 2016
EEL 005		YB23317	4209	1016	May 31, 2016
EEL 006		YB23318	4210	1017	May 31, 2016
EEL 007		YB23319	4211	1019	May 31, 2016
EEL 008		YB23320	4212	1018	May 31, 2016
EEL 009		YB23321	4213	1020	May 31, 2016
EEL 010		YB23322	4214	1021	May 31, 2016
EEL 021		YB23333	4215	1000	May 31, 2016
EEL 022		YB23334	4216	1001	May 31, 2016
EEL 023		YB23335	4217	1003	May 31, 2016
EEL 024		YB23336	4218	1002	May 31, 2016
EEL 025		YB23337	4219	1004	May 31, 2016
EEL 026		YB23338	4220	1005	May 31, 2016
EEL 027		YB23339	4221	1007	May 31, 2016
EEL 028		YB23340	4222	1006	May 31, 2016
EEL 029		YB23341	4223	1008	May 31, 2016
EEL 030		YB23342	4224	1009	May 31, 2016
EEL 116		YB39565	4240	1025	May 31, 2016
EEL 278		YB40249	4243	1011	May 31, 2016
EEL 280		YB40251	4244	1010	May 31, 2016
EEL 289		YB40260	4245	1026	May 31, 2016
EEL 290		YB40261	4246	1024	May 31, 2016

Status of individual claims - updated May 2, 2005

Claim Name	Fraction	Grant No.	Lease #	Lot #	Expiry date
EEL 291		YB40262	4247	1023	May 31, 2016
EEL 292		YB40263	4248	1022	May 31, 2016
EEL 298	F	YB40269	4249	1012	May 31, 2016
ELE 005		YB23545	4225	1063	May 31, 2016
ELE 006		YB23546	4226	1059	May 31, 2016
ELE 007		YB23547	4227	1062	May 31, 2016
ELE 008		YB23548	4228	1060	May 31, 2016
ELE 010		YB23550	4229	1061	May 31, 2016
ELE 017		YB23773	4230	1055	May 31, 2016
ELE 018		YB23774	4231	1029	May 31, 2016
ELE 019		YB23775	4232	1028	May 31, 2016
ELE 020		YB23776	4233	1027	May 31, 2016
FLEE 036		YB23958	4234	1068	May 31, 2016
FLEE 038		YB23960	4235	1070	May 31, 2016
FLEE 051		YB23973	4236	1066	May 31, 2016
FLEE 053		YB23975	4237	1072	May 31, 2016
FLEE 096	F	YB40136	4241	1071	May 31, 2016
FLEE 097	F	YB40137	4242	1067	May 31, 2016
LEE 001		YB04486	4178	1056	May 31, 2016
LEE 003		YB04488	4179	1052	May 31, 2016
LEE 005		YB04490	4180	1049	May 31, 2016
LEE 007		YB04492	4181	1046	May 31, 2016
LEE 009		YB04494	4182	1044	May 31, 2016
LEE 011		YB04496	4183	1042	May 31, 2016
LEE 012		YB04497	4250	1076	May 31, 2016
LEE 013		YB04498	4184	1040	May 31, 2016
LEE 014		YB04499	4185	1039	May 31, 2016
LEE 015		YB04500	4186	1037	May 31, 2016
LEE 016		YB04501	4187	1036	May 31, 2016
LEE 027		YB04512	4251	1075	May 31, 2016
LEE 029		YB04514	4252	1074	May 31, 2016
LEE 031		YB04516	4253	1073	May 31, 2016
LEE 033		YB17700	4188	1031	May 31, 2016
LEE 034		YB17701	4189	1030	May 31, 2016
LEE 035		YB17702	4190	1034	May 31, 2016
LEE 036		YB17703	4191	1033	May 31, 2016
LEE 038		YB17705	4192	1032	May 31, 2016
LEE 040		YB17707	4193	1035	May 31, 2016
LEE 042		YB17709	4194	1038	May 31, 2016
LEE 044		YB17711	4195	1041	May 31, 2016
LEE 046		YB17713	4196	1043	May 31, 2016
LEE 048		YB17715	4197	1045	May 31, 2016
LEE 049		YB17716	4198	1048	May 31, 2016
LEE 050		YB17717	4199	1047	May 31, 2016
LEE 051		YB17718	4200	1051	May 31, 2016
LEE 052		YB17719	4201	1050	May 31, 2016
LEE 053		YB17720	4202	1054	May 31, 2016
LEE 054		YB17721	4203	1053	May 31, 2016
LEE 055		YB17722	4204	1058	May 31, 2016
LEE 056		YB17723	4205	1057	May 31, 2016
LEE 086	F	YB38732	4239	1078	May 31, 2016
LEE 087	F	YB38733	4238	1077	May 31, 2016
LEE 002		YB04487			January 20, 2018
LEE 004		YB04489			January 20, 2018
LEE 006		YB04491			January 20, 2018
LEE 008		YB04493			January 20, 2018
LEE 010		YB04495			January 20, 2018
LEE 017		YB04502			January 20, 2018
LEE 018		YB04503			January 20, 2018
LEE 019		YB04504			January 20, 2018
LEE 020		YB04505			January 20, 2018
LEE 021		YB04506			January 20, 2018
LEE 022		YB04507			January 20, 2018

Status of individual claims - updated May 2, 2005

Claim Name	Fraction	Grant No.	Lease #	Lot #	Expiry date
LEE 023		YB04508			January 20, 2018
LEE 024		YB04509			January 20, 2018
LEE 025		YB04510			January 20, 2018
LEE 026		YB04511			January 20, 2018
LEE 028		YB04513			January 20, 2018
LEE 030		YB04515			January 20, 2018
LEE 032		YB04517			January 20, 2018
LEE 037		YB17704			January 20, 2019
LEE 039		YB17706			January 20, 2019
LEE 041		YB17708			January 20, 2019
LEE 043		YB17710			January 20, 2019
LEE 045		YB17712			January 20, 2019
LEE 057		YB17724			January 20, 2019
LEE 058		YB17725			January 20, 2019
LEE 059		YB17726			January 20, 2019
LEE 060		YB17727			January 20, 2019
LEE 061		YB17728			January 20, 2019
LEE 062		YB17729			January 20, 2019
LEE 063		YB17730			January 20, 2019
LEE 064		YB17731			January 20, 2019
LEE 065		YB17732			January 20, 2019
LEE 066		YB17733			January 20, 2019
LEE 067		YB17734			January 20, 2019
LEE 068		YB17735			January 20, 2019
LEE 069		YB17736			January 20, 2019
LEE 070		YB17737			January 20, 2019
LEE 071		YB17738			January 20, 2019
LEE 072		YB17739			January 20, 2019
LEE 073		YB17740			January 20, 2019
LEE 074		YB17741			January 20, 2019
LEE 075		YB17742			January 20, 2019
LEE 076		YB17743			January 20, 2019
BDM 002	F	YB52881	ND00006	1082	March 24, 2018
BDM 003	F	YB52882	ND00007	1081	March 24, 2018
EEL 279		YB40250	ND00005	1080	March 24, 2018
ELE 009		YB23549	ND00002	1064	March 24, 2018
FLEE 020		YB23942	ND00003	1065	March 24, 2018
FLEE 035		YB23957	ND00004	1069	March 24, 2018
LEE 047		YB17714	ND00001	1079	March 24, 2018
EEL 053		YB23907	ND00012	1085	August 24, 2019
EEL 055		YB23909	ND00013	1084	August 24, 2019
EEL 057		YB23911	ND00014	1083	August 24, 2019
EEL 275		YB40246	ND00015	1086	August 24, 2019
EEL 276		YB40247	ND00016	1087	August 24, 2019
EEL 277		YB40248	ND00017	1088	August 24, 2019
LEE 079		YB23209	ND00008	1092	August 24, 2019
LEE 080		YB23210	ND00009	1091	August 24, 2019
LEE 081		YB23211	ND00010	1089	August 24, 2019
LEE 082		YB23212	ND00011	1090	August 24, 2019

Quartz Claims		708
Mining Lease		93
	Total	801

Appendix II

Brewery Creek Rock Code and Alteration Modifiers

Brewery Creek Rock Code & Alteration Modifiers

Rock Types

Tombstone Suite		others*

LAQM	Limonitic Altered Quartz Monzonite	OB	Overburden
AQM	Altered Quartz Monzonite	CV	Colluvium
LQM	Limonitic Quartz Monzonite	FT	Fault
QM	Quartz Monzonite	QZ	Quartz Vein
LASY	Limonitic Altered Syenite	SB	Massive Stibnite
ASY	Altered Syenite	*(indicate protolith)
LSY	Limonitic Syenite
SY	Syenite
LABM	Limonitic Altered Biotite Monzonite
ABM	Altered Biotite Monzonite
LBM	Limonitic Biotite Monzonite
BM	Biotite Monzonite

Where:
L: indicates pervasive limonitic staining
A: biotite is not fresh and black

Earn Group

TSS	Tuffaceous sandstone
TSH	Tuffaceous shale
CPC	Chert Pebble Conglomerate
QW	Greywacke
SS	Sandstone	SSG	Graphitic Sandstone
SH	Shale	SHG	Graphitic Shale
SLT	Slitstone	SLTG	Graphitic Siltstone
ARG	Argillite
BAR	Barite
LST	Limestone
ARGG	Graphitic Argillite

Road River Group

SST	Steel Formation Siltstone	LSST	Limonitic Steel Formation Slitstone
SSTC	Steel Formation Siltstone – cherty	SSTC	Steel Formation Siltstone – silicified
CH	Chert
MTUFF	Menzie Creek Tuff
SGW	Steel Formation Greywacke
SLST	Steel Formation Limestone

Rabbitkettle Formation
PHY	Calcareous Phyllite

Codes may be added or modified as necessary, but an explanation must be provided

Modifiers

Modifier	Examples
	LITH	Modifiers

=>	indicates protolith	OB	=>LAQM C1 Qe
		FT	=>SST C3
->	gradation	SH	->SLT
		AQM	->AQM
XX: YY	rock ratio	LAQM	80:20 AQM
	(use within similar rock types only)	SS	60:40 SH

+Lm	limonitic fractures	AQM	+Lm P0
Ft	fault or sheer	LAQM	Ft
Bx	breccia	CH	Bx
Pf	permafrost	OB	=>LAQM C3 Qe Pf

S1-S4	quartz flooding	LAQM	C1 S3
C1-C3	modal carbonate	LAQM	C3 Qe

P0-P4	pyrite oxidation	LAQM	C1 S3 Sk 5P4
Assign average percentage and alteration for the interval-avoid ranges please

SK	quartz stockwork	LAQM	C1 S3 Sk
Ck	calcite veining	ARGG	C3 Ck
Qe	quartz eyes	LAQM	Qe
Py	pyrite	ARGG	Py P0 (no longer used-instead use %P* eg 10P2)
As	arsenopyrite	SS	As
Sb	stibnite	LAQM	10P4 S3 Sk Sb

attempt to quantify significant quantities of arsenopyrite and stibnite

Alterations

Pyrite Oxidation                             (attempt to quantify in modifier string and descriptive log)

P0	fresh pyrite
P1	weak tarnish or rust
P2	moderate oxidation
P3	very oxidized; often pitted or corroded; usually retains good crystal shape
P4	completely altered to limonite; may be coated with manganese oxide

Carbonate
C0	no reaction to HCI
C1	weak reaction to HCI-may be audible but not visible
C2	very positive reaction to HCI-may take a few seconds
C3	instantaneous and intense reactio to HCI-as to limestone

Silica (secondary)
S0	no secondary quartz
S1	weak silicification or stockwork
S2	moderate silicification or stockwork
S3	strong silicification or stockwork
S4	intense silicification or stockwork